SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

First Half 2010

Consolidated report

Portugal Telecom

The terms “PT”, “Portugal Telecom Group”, “PT Group”, “Group” and “Company” refer to Portugal Telecom and its subsidiaries or any of them as the context.

Portugal

Revenues (Euromillion)

Wireline	• Retail, large corporates’ voice and data, ISP and broadband services [PT Comunicações100%]	971
	• SMEs’ voice and data [PT Prime 100%]
Mobile	• TMN 100%	689

Main international assets

Revenues (Euromillion)

Vivo 29.71%	• Brazil	• Mobile	1,885
Unitel 25% (*)	• Angola	• Mobile	540
CTM 28%	• Macao	• Wireline, mobile	125
MTC 34% (*)	• Namibia	• Mobile	70
UOL 28.78%	• Brazil	• ISP, contents and Internet	63
CVT 40% (*)	• Cape Verde	• Wireline, mobile	36
Timor Telecom 41.12%	• East Timor	• Wireline, mobile	20
CST 51% (*)	• São Tomé e Príncipe	• Wireline, mobile	6

(*) These stakes are held by Africatel, which is controlled 75% by PT.

Support companies

Systems and IT [PT Sistemas de Informação 100%]; Innovation, research and development [PT Inovação 100%];

Backoffice and shared services [PT PRO 100%]; Procurement [PT Compras 100%];

Call centres and telemarketing services [PT Contact 100%]; Pension funds management [Previsão 82.05%]

01

Financial review

Consolidated income statement

Consolidated income statement (1)	Euro million

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Operating revenues	1,908.8	1,629.7	17.1%	3,682.2	3,235.0	13.8%
Wireline (2)	482.8	473.3	2.0%	971.0	965.3	0.6%
Domestic mobile • TMN (2)	343.6	367.1	(6.4)%	689.5	737.1	(6.5)%
Brazilian mobile • Vivo (1)	1,001.4	738.7	35.6%	1,884.8	1,442.4	30.7%
Other and eliminations	80.9	50.7	59.7%	136.9	90.2	51.9%
Operating costs, excluding PRBs and D&A	1,245.1	1,034.2	20.4%	2,385.2	2,036.6	17.1%
Wages and salaries	212.1	177.2	19.7%	410.7	338.8	21.2%
Direct costs	351.6	273.3	28.6%	675.7	534.7	26.4%
Commercial costs	304.4	261.7	16.3%	581.4	524.3	10.9%
Other operating costs	377.0	321.9	17.1%	717.3	638.9	12.3%
EBITDA (3)	663.6	595.5	11.4%	1,297.0	1,198.4	8.2%
Post retirement benefits	17.8	22.4	(20.5)%	35.6	44.8	(20.5)%
Depreciation and amortisation	395.2	341.5	15.7%	773.0	667.1	15.9%
Income from operations (4)	250.6	231.5	8.2%	488.4	486.5	0.4%
Other expenses (income)	11.8	14.9	(20.4)%	22.5	17.6	28.2%
Curtailment costs, net	4.1	1.6	147.5%	9.2	3.5	165.0%
Net losses (gains) on disposal of fixed assets	0.8	(0.4)	n.m.	0.8	0.1	n.m.
Net other costs (gains)	7.0	13.6	(49.0)%	12.5	14.0	(11.1)%
Income before financ. & inc. taxes	238.8	216.7	10.2%	465.8	468.9	(0.7)%
Financial expenses (income)	6.3	35.9	(82.4)%	41.5	54.4	(23.7)%
Net interest expenses	77.6	72.4	7.3%	150.5	144.7	4.0%
Equity in earnings of affiliates, net	(45.2)	(53.5)	(15.6)%	(83.9)	(102.2)	(17.9)%
Net other financial losses (gains)	(26.2)	17.1	n.m.	(25.1)	11.8	n.m.
Income before income taxes	232.4	180.8	28.6%	424.3	414.6	2.4%
Provision for income taxes	(16.9)	(62.6)	(73.0)%	(79.7)	(118.4)	(32.7)%
Income from continued operations	215.5	118.1	82.5%	344.7	296.2	16.4%
Losses (income) attributable to minority interests	(51.4)	(28.2)	82.3%	(80.2)	(39.6)	102.5%
Consolidated net income	164.2	90.0	82.5%	264.5	256.6	3.1%

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) Wireline and domestic mobile operating revenues include the impact of the decline in regulated mobile termination rates (MTRs). At TMN, this impact amounted to Euro 3 million in 1H10. Wireline revenues include the impact of the change in the recognition of contract penalties as from 3Q09. (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + other costs (gains).

Consolidated operating revenues

In 1H10, consolidated operating revenues increased by 13.8% y.o.y to Euro 3,682 million, as a result of revenue growth in wireline and international operations, namely Vivo, Timor Telecom and Dedic, PT’s contact centre and outsourcing business in Brazil.

In 1H10, revenues from domestic operations decreased by 2.3% y.o.y. The revenue performance of domestic operations was negatively impacted by lower equipment sales (Euro 7 million), lower MTRs (Euro 4 million), and lower customer revenues at TMN, which more than offset the increase of wireline revenues, notwithstanding the negative impact of the change in the recognition of contract penalties (Euro 8 million).

In 1H10, wireline operating revenues increased by 0.6% y.o.y, from Euro 965 million to Euro 971 million. Adjusting for the change in revenue recognition of contract penalties referred to above, wireline revenues would have increased by 1.4% y.o.y, underpinned by retail revenues and data and corporate and despite lower wholesale revenues. Retail revenues were broadly flat at Euro 484 million in 1H10. Adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.9% y.o.y, on the back of the continued strong performance of the Meo triple-play offer (voice, data and pay-TV), which continues to mitigate significantly fixed line net disconnections, which stood at 36 thousand in 1H10 compared to 65 thousand in 1H09 and 110 thousand in 1H08. Moreover, net disconnections of traffic generating lines stood at only 13 thousand in 1H10, compared to 44 thousand in 1H09, an improvement of almost 70% y.o.y.

In the wireline, retail net additions reached 156 thousand in 1H10, up by 13.9% y.o.y, driven by the success of PT’s Meo triple-play offer, which is contributing to gain in broadband market share and record losses in terms of fixed line net disconnections. ADSL retail customers increased by 19.5% y.o.y in 1H10, reaching 933 thousand customers. Broadband retail net additions reached 71 thousand in 1H10, in line with the improving trend posted during 2009. PT’s Meo offer continues to see strong demand in the market having reached an estimated market share of 27% and surpassed the 700 thousand customer threshold. Pay-TV net additions reached 122 thousand in 1H10 and total pay-TV customers stood at 702 thousand, equivalent to 75.3% penetration of the ADSL retail customer base, up by 18.6pp y.o.y. Retail RGU per access increased by 11.3% y.o.y in 1H10 to 1.60.

In 1H10, TMN’s operating revenues decreased by Euro 48 million (-6.5% y.o.y) to Euro 689 million, mainly due to: (1) lower customer revenues (Euro 19 million), against a backdrop of adverse economic conditions and increased penetration of on-net flat-fee prepaid tariff plans in prepaid customers; (2) lower equipment sales (Euro 17 million), and (3) lower interconnection revenues (Euro 8 million), partially as a result of the negative impact of lower MTRs (Euro 3 million). Non-SMS data revenues continued to be an important source of growth, on the back of increasing penetration of smartphones and wireless data cards. Non-SMS data revenues increased by 9.1% y.o.y in 1H10, now representing 60.6% of total data revenues. Data revenues reached 24.2% of service revenues, up by 1.5pp y.o.y.

In 1H10, Vivo’s operating revenues increased by 30.7% y.o.y in Euros and 6.6% y.o.y in Reais, improving the revenue trend seen in 2009 and in 1Q10, on the back of continued customer growth (19.6% increase y.o.y in the customer base) and data revenue growth.

Other revenues, including intra-group eliminations, increased by 51.9% y.o.y in 1H10 to Euro 137 million. This performance was mainly due to: (1) the increase of 32.1% y.o.y at Timor Telecom; (2) the improved trends at Dedic, and (3) the consolidation of GPTI, an IT / IS company acquired by Dedic, as from 1 March 2010. These effects more than offset the revenue contraction at CVT in Cape Verde, which was primarily due to weak economic conditions and adverse regulation.

Revenues by region (1)	Euro million

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Domestic operations (2)	798.0	805.5	(0.9)%	1,595.2	1,632.9	(2.3)%
Brazil (1) (3)	1,051.4	764.6	37.5%	1,967.9	1,489.2	32.1%
Other and eliminations (4)	59.4	59.5	(0.3)%	119.2	112.9	5.5%
Total operating revenues	1,908.8	1,629.7	17.1%	3,682.2	3,235.0	13.8%

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) Domestic operations include the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (3) Includes mainly Vivo, Dedic, PT’s contact centre business, and GPTI. (4) Includes fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

In 1H10, the contribution from fully and proportionally consolidated international assets to operating revenues stood at 57.2%, up by 7.4pp y.o.y, and Brazil accounted for 53.4% of consolidated operating revenues, an increase of 7.4pp y.o.y.

Consolidated Operating Costs

(excluding post retirement benefit costs and depreciation and amortization)

Consolidated operating costs excluding depreciation and amortization costs and post retirement benefits, increased by 17.1% y.o.y to Euro 2,385 million in 1H10, as compared to Euro 2,037 million in the same period of last year. Using a constant exchange rate, operating costs would have increased by 4.1% y.o.y in 1H10 to Euro 2,120 million, primarily explained by higher contributions from: (1) the wireline business (Euro 38 million), reflecting higher programming costs, due to the continued growth of pay-TV customers, and increases in commissions and marketing and publicity expenses, as a result of the continued efforts in the marketing of pay-TV and triple-play offers and higher sales to corporate customers; (2) Vivo (Euro 65 million), as continued customer growth led to increases in both services rendered and direct costs; and (3) Portugal Telecom’s call centre operation in Brasil. These effects were partially offset by a reduction at TMN (Euro 41 million), primarily as a result of strict cost control and strong focus on the profitability of operations.

Wages and salaries increased by 21.2% y.o.y in 1H10 to Euro 411 million, primarily explained by higher contributions from: (1) Vivo, reflecting the impact of the appreciation of the Brazilian Real and the insourcing of certain activities related to marketing and sales, namely stores, that were previously being outsourced; (2) Dedic, our call centre operation in Brazil, following the investments made in 1H10 for the expansion of this business; and (3) GPTI, which was consolidated  since 1 March 2010. Using a constant exchange rate, wages and salaries would have increased by 10.4% y.o.y to Euro 374 million in 1H10. Wages and salaries accounted for 11.2% of consolidated operating revenues.

Direct costs increased by 26.4% y.o.y to Euro 676 million in 1H10 and accounted for 18.4% of consolidated operating revenues. This growth is primarily explained by higher contributions from: (1) Vivo (Euro 122 million), reflecting the impact of the appreciation of the Real (Euro 74 million) and increases in interconnection costs and lease costs 3G related; and (2) the wireline business (Euro 18 million), with the increase in programming costs (Euro 19 million), related to the roll-out of the pay-TV service, being partially offset by lower interconnection costs, mainly related to lower MTRs.

Commercial costs increased by 10.9% y.o.y to Euro 581 million in 1H10 and accounted for 15.8% of consolidated operating revenues. Using a constant exchange rate, commercial costs would have decreased by 3.7% y.o.y in 1H10 to Euro 505 million. This reduction was primarily explained by decreases at: (1) TMN (Euro 33 million), reflecting lower sales and the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio; and (2) Vivo (Euro 9 million), with the decline in costs of products sold, mainly due to a reduction in sales and the higher take-up of SIM card only offers, being partially offset by an increase in commissions related to the significant growth in sales of modems and smartphones enabled with data plans.

Other operating costs, which mainly include support services, supplies and external services, indirect taxes and provisions, increased by 12.3% y.o.y to Euro 717 million in 1H10. Using a constant exchange rate, other operating costs would have remained broadly flat at Euro 641 million, as compared to Euro 639 million in the same period of last year, with the higher contribution from Vivo (Euro 12 million) and the impact of the consolidation of GPTI as from 1 March 2010 (Euro 6 million) being partially offset by a lower contribution from domestic operations (Euro 14 million). The increase at Vivo is primarily explained by higher spectrum fees, partially offset by the effects of cost control and insourcing of certain marketing and sales activities that were previously being outsourced. The reduction in the domestic operations reflects the halting of the redundancy programme in favour of insourcing, notwithstanding the increase in customer care and support costs related to the strong growth in pay-TV.

EBITDA

EBITDA increased by 8.2% y.o.y in 1H10 to Euro 1,297 million, equivalent to a margin of 35.2%. EBITDA performance in the period was underpinned by growth at Vivo and other international assets and resilient performance in the domestic businesses. In 2Q10, the EBITDA performance of domestic businesses continued to show sequential improvement, notwithstanding lower revenues at TMN and the continued investment in the roll-out of triple-play offers, as a result of cost control and efficiency improvements. In 2Q10, EBITDA increased by 11.4% y.o.y benefiting from an improved sequential performance across all PT businesses.

EBITDA by business segment (1) (2)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Wireline	187.7	200.6	(6.4)%		376.3	408.7	(7.9)%
Domestic mobile • TMN	161.1	161.7	(0.4)%		325.2	331.4	(1.9)%
Brazilian mobile • Vivo (1)	293.4	214.6	36.7%		549.7	418.2	31.4%
Other and eliminations	21.4	18.7	14.8%		45.9	40.1	14.5%
EBITDA (2)	663.6	595.5	11.4%		1,297.0	1,198.4	8.2%
EBITDA margin (%)	34.8	36.5	(1.8	)pp	35.2	37.0	(1.8	)pp
Domestic operations (3)	347.3	360.8	(3.7)%		698.8	737.0	(5.2)%
Brazil (1) (4)	297.2	217.4	36.7%		556.5	422.6	31.7%
Other (5)	19.2	17.3	10.9%		41.7	38.8	7.6%

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation.  (3) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (4) Includes mainly Vivo, Dedic and GPTI. (5) Includes only fully consolidated international assets, namely MTC, CVT, CST and Timor Telecom, and also the holding companies.

Wireline EBITDA amounted to Euro 376 million in 1H10, equivalent to a 38.8% margin. In 2Q10, wireline EBITDA amounted to Euro 188 million, equivalent to a margin of 38.9%, showing an important sequential improvement when compared to recent quarters. EBITDA loss in 2Q10, when compared to 1Q10, improved significantly and was reduced to a mere Euro 1 million. In 1H10, EBITDA margin continued to be impacted primarily by higher programming, customer acquisition and support service costs in connection with the roll-out of the triple play offers. The improvement in EBITDA trend, even more visible in 2Q10, is owed to streamlined cost structure resulting from fixed-mobile convergence and restructuring of the domestic business around customers segments. In 1H10, wages and salaries in the wireline segment declined by 1.3% y.o.y, as a result of strong focus on cost reduction,notwithstanding the halting of the redundancy programme, which resulted in lower costs associated to pre-retirements. Projected benefit obligations related to salaries payable to pre-retired and suspended employees fell by 5.7% y.o.y (Euro 45 million), and the corresponding cash outflow was 9.5% lower in the period (Euro 7 million).

In 1H10, TMN’s EBITDA decreased by 1.9% y.o.y to Euro 325 million, mainly as a result of lower customer revenues and sales. Due to a strong and continuous focus on cost cutting to increase efficiency, EBITDA margin reached 47.2%, an increase of 2.2pp compared to 1H09. In 2Q10, EBITDA at TMN was broadly flat y.o.y at Euro 161 million.

In 1H10, Vivo’s EBITDA increased by 31.4% y.o.y, underpinned by customer and revenue growth and by the appreciation of the Brazilian Real. Vivo’s EBITDA, in Reais, increased by 7.3% y.o.y in the period showing an improved trend in 2Q10 (+10.6% y.o.y) when compared to 1Q10 (+3.9% y.o.y). Vivo’s EBITDA margin reached 29.2% in 1H10, an improvement of 0.2pp compared to 1H09. In 1H10, net adds were up by 125.8% to 4,233 thousand, whilst the share of net adds in the semester stood at 37.9%, which compares to Vivo’s market share of 30.2%.

Other EBITDA increased by 14.5% y.o.y to Euro 46 million in 1H10 as a result of: (1) the 9.6% y.o.y growth in Timor Telecom; (2) the improved trends at Dedic, and (3) the consolidation of GPTI as from 1 March 2010. These effects more than offset the EBITDA contraction at CVT in Cape Verde, primarily due to weak economic conditions and adverse regulation.

Fully and proportionally consolidated international assets contributed to 48.8% of PT’s consolidated EBITDA in 1H10, up by 7.6pp y.o.y. Brazilian businesses accounted for 42.9% of EBITDA in the period and fully consolidated African businesses accounted for 4.8% of EBITDA.

Net income

Post retirement benefit costs amounted to Euro 36 million in 1H10, compared to Euro 45 million in 1H09. The decline of 20.5% y.o.y is mainly due to: (1) the reduction of Euro 105 million in post retirement liabilities, that occurred during 2009, following the halting of the redundancy programme; (2) the increase in fair value of plan assets, from Euro 2,132 million to Euro 2,370 million, that occurred in 2009 as a result of the performance of the plan assets, and the contributions to the pension funds, and (3) the reduction of the discount rate from 5.75% to 5.50%.

Depreciation and amortisation costs increased by 15.9% y.o.y to Euro 773 million, reflecting higher contributions from: (1) Vivo, which accounted for 75.1% of the increase in D&A, mainly as a result of the appreciation of the Brazilian Real (Euro 78 million), and (2) wireline in Portugal, as a result of the investments in the rollout of pay-TV service. In 1H10, D&A included the depreciation of Vivo’s CDMA network, which was already fully depreciated as at the end of 2Q10.

Curtailment costs amounted to Euro 9 million in 1H10 as compared to Euro 3 million in 1H09. The low level of curtailment costs in both 1H10 and 1H09 is explained by the decision to halt the curtailment programme, which is continuously reflected in both lower payments and lower present benefit obligations related to pre-retired and suspended employees.

Net interest expenses increased to Euro 150 million in 1H10 from Euro 145 million in 1H09, mainly as a result of the appreciation of the Brazilian Real and the increase in the cost of debt in domestic operations, notwithstanding the decrease in the cost of debt in Vivo. Consolidated cost of debt was 5.2% in 1H10. Excluding Brasil, PT’s cost of debt was 4.7% in 1H10.

Equity in earnings of affiliates in 1H10 amounted to Euro 84 million. In 1H09, this caption included PT’s share in the earnings of Médi Télécom, which was sold in 4Q09. Adjusting for the contribution of Médi Télécom in 1H09 and for the depreciation of the Kwanza against the Euro, equity accounting in earnings of affiliated companies would have remained broadly flat at Euro 96 million.

Net other financial gains, which include net foreign currency gains, net gains on financial assets and net other financial expenses, amounted to Euro 25 million in 1H10, as compared to net losses of Euro 12 million in 1H09. Net foreign currency gains amounted to Euro 40 million in 1H10 (Euro 2 million in 1H09), primarily due to the transfer of positive foreign currency adjustments (Euro 32 million) to net income following the share capital reductions at Brasilcel related to repatriation of capital. Additionally, gains recorded in 1H10 and 1H09 are also explained by the impact of the appreciation of the US Dollar against the Euro in both periods on net assets denominated in US Dollars. Net gains on financial assets amounted to Euro 0.8 million in 1H10, which compares to Euro 7 million in 1H09, resulting primarily from the impact of the appreciation of the US Dollar against the Euro on Euro/Dollar free-standing cross currency derivatives, which were settled in April 2009. Other financial expenses, which include banking services, financial discounts and other financing costs, decreased to Euro 16 million in 1H10 from Euro 21 million in the same period of last year.

Income taxes decreased to Euro 80 million in 1H10 from Euro 118 million in 1H09, corresponding to an effective tax rate of 18.8% and 28.6%, respectively. In 1H10, this caption includes: (1) a gain of Euro 48 million related to corporate restructuring of Africatel businesses that resulted in lower taxable profits, and (2) a gain of Euro 4 million corresponding to the impact, on deferred taxes, as at 1 January 2010, of the change in the statutory tax rate applicable in Portugal from 26.5% to 29.0% for companies with taxable profits higher than Euro 2 million. Adjusting for these effects, income taxes would have amounted to Euro 132 million in 1H10, corresponding to an effective tax rate of 31.1% (28.6% in 1H09).

Income attributable to minority interests increased by Euro 41 million to Euro 80 million in 1H10, reflecting the increase in minority interests from Vivo (Euro 16 million) and from the African businesses (Euro 24 million). The increase in minority interests from Vivo was related to the improvement in its earnings during the period and the appreciation of the Brazilian Real. The increase in minority interests from Africatel is primarily explained by the share of minority interests in the tax gain and accounting gains resulting from the corporate restructuring of the African businesses.

Net income increased by 3.1% y.o.y in 1H10 to Euro 264 million, as compared to Euro 257 million in 1H09 with the improvement in EBITDA, the increase in net other financial gains and the tax gains recognised in 2Q10 offsetting higher depreciation and amortisation costs and lower equity in earnings of affiliated companies. In 2Q10, net income increased by 82.5% y.o.y to Euro 164 million.

Capex

Capex decreased by 4.5% y.o.y in 1H10 to Euro 484 million, equivalent to 13.1% of revenues, notwithstanding: (1) the continued investments in future proof technologies, namely FTTH, 3G and 3.5G; (2) the investments in new services, namely IPTV, (3) the strong growth of pay-TV customers (58.6% y.o.y in 1H10), and (4) the appreciation of the Real against the Euro (Euro 37 million). This decline was more evident in 2Q10, as capex decreased by 9.8% when compared to 2Q09.

Wireline capex decreased from Euro 227 million in 1H09 to Euro 212 million in 1H10 (6.7% y.o.y decline), as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as the result of PT’s focus on efficiency and cash flow, benefiting from significant investments during 2008 and 2009 and fixed-mobile integration. Capex at wireline represented 21.8% of revenues, down by 1.7pp when compared to 1H09.

Capex by business segment (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Wireline	99.7	125.9	(20.9)%		212.1	227.3	(6.7)%
Domestic mobile • TMN (2)	29.1	33.4	(13.1)%		52.6	58.0	(9.4)%
Brazilian mobile • Vivo (1)	105.6	104.7	0.8%		171.6	191.3	(10.3)%
Other	20.4	18.2	11.8%		47.5	29.7	60.1%
Total capex	254.7	282.4	(9.8)%		483.7	506.2	(4.5)%
Capex as % of revenues (%)	13.3	17.3	(4.0	)pp	13.1	15.6	(2.5	)pp

(1) Considering a Euro/Real average exchange rate of 2.3839 in 1H10 and 2.9214 in 1H09. (2) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

TMN’s capex decreased by 9.4% y.o.y to Euro 53 million in 1H10, equivalent to 7.6% of revenues. The decrease in TMN’s capex is primarily explained by the focus on cash-flow generation, with TI/SI related capex decreasing by 30.5% y.o.y as a result of the fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and in the main roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of mobile voice and data services of excellence to customers and on accommodating increased voice and data usage. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability.

Capex at Vivo decreased by 10.3% y.o.y to Euro 172 million in 1H10, notwithstanding the appreciation of the Brazilian Real. Vivo’s capex in Reais decreased by 26.8% to R$ 818 million. Capex at Vivo was directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks to support the growth in wireless broadband, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil. Vivo’s 3G and 3.5G network covers 608 municipalities and more than 61% of Brazilian population and it is expected that 2,800 municipalities will be covered by the end of 2011. Additionally, Vivo continues to lead in overall quality metrics measured by the Brazilian telecoms regulator, Anatel. Capex at Vivo represented 9.1% of revenues, down by 4.2pp when compared to 1H09.

In 1H10, other capex increased to Euro 48 million, compared to Euro 30 million in 1H09, as a result of investments made in 1H10 in the expansion of Dedic, PT’s contact centre and outsourcing operation in Brazil, including the construction of new sites.

Cash Flow

EBITDA minus Capex increased from Euro 692 million in 1H09 to Euro 813 million in 1H10 (+17.5% y.o.y) as a result of: strong EBITDA growth in international operations and continued focus on cost cutting across the various business segments in Portugal, and (2) capex reduction in the main operations, following the recent deployment of future proof technologies, namely FTTH in Portugal, 3G and 3.5G in Portugal and Brazil.

Operating cash flow amounted to Euro 466 million in 1H10, compared to Euro 476 million in 1H09, with the increase in working capital investment (Euro 136 million) more than offsetting the improvement in EBITDA minus CAPEX. The increase in working capital investment is mainly attributable to: (1) Vivo, resulting primarily from the increase in the annual payment of Fistel fees (Euro 20 million), in line with the increase in Vivo’s customer base, and (2) wireline business, resulting primarily from a higher working capital investment related to capex (Euro 59 million), as the higher capex in 4Q09 compared to 4Q08 led to higher payments to fixed asset suppliers in 1H10.

Free cash flow	Euro million

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
EBITDA minus Capex	408.9	313.1	30.6%	813.3	692.1	17.5%
Non-cash items	27.8	18.3	52.0%	55.7	49.8	11.7%
Change in working capital	(36.1)	67.7	n.m.	(402.6)	(266.3)	51.2%
Operating cash flow	400.7	399.1	0.4%	466.4	475.6	(1.9)%
Interests	(95.6)	(97.4)	(1.8)%	(215.7)	(225.1)	(4.2)%
Net payments and contributions related to PRBs	(31.1)	(0.1)	n.m.	37.4	(8.3)	n.m.
Payments to pre-retired, suspended employees and other	(35.3)	(39.6)	(11.1)%	(70.8)	(78.2)	(9.5)%
Income taxes	(38.4)	(18.7)	106.1%	(71.2)	(27.9)	155.1%
Dividends received	0.3	0.1	102.6%	8.7	8.0	8.1%
Other cash movements	(25.6)	(16.8)	52.7%	(36.9)	(9.3)	298.4%
Free cash flow	174.8	226.7	(22.9)%	117.9	134.9	(12.6)%

Free cash flow amounted to Euro 118 million in 1H10 as compared to Euro 135 million in the same period of last year. This change is primarily explained by: (1) the reduction in operating free cash flow described above (Euro 9 million); (2) an increase in income taxes paid (Euro 43 million), primarily at Vivo, following the improvement in its earnings and appreciation of the Brazilian Real, and (3) higher payments related to legal actions (Euro 13 million), both at Vivo and domestic operations. These effects more than offset: (1) the decrease in net contributions and payments related to post retirement benefits (Euro 46 million), as the reimbursement of Euro 75 million received in 1H10 related to the excessive funding of the healthcare post retirement benefit plan more than offset higher contributions to the pension funds (Euro 30 million), and (2) lower payments of salaries to pre-retired, suspended employees and other (Euro 7 million).

Consolidated Net Debt

Consolidated net debt amounted to Euro 6,093 million as at 30 June 2010, a decrease of Euro 63 million y.o.y and an increase of Euro 565 million when compared to the end of 2009, following: (1) Euro 504 million in dividends paid by PT; (2) Euro 84 million unfavourable impact on Vivo’s net debt related to the appreciation of the Real against the Euro, and (3) the consolidation of GPTI’s net debt, which amounted to Euro 31 million as at 1 March 2010. As at 30 June 2010, Vivo’s net debt represented Euro 720 million of PT’s consolidated net debt.As at 30 June 2010, total consolidated gross debt amounted to Euro 8,094 million, of which 86.8% was medium and long-term. At the end of June 2010, 87.2% of total debt was denominated in Euros and 12.8% in Brazilian Reais. Vivo’s debt is either Real-denominated or has been hedged into Reais. Also as at the end of 1H10, 72.6% of gross debt and 96.4% of net debt was set at fixed rates.

Change in net debt	Euro million

	2Q10	1Q10	1H10	2H09
Net debt (initial balance)	5,659.8	5,528.0	5,528.0	6,156.2
Less: free cash flow	174.8	(57.0)	117.9	734.6
Dividends paid by PT	503.6	0.0	503.6	0.0
Changes in consolidation perimeter	0.0	30.8	30.8	0.0
Other (1)	50.1	14.2	64.3	44.6
Net debt (final balance excluding translations effect)	6,038.6	5,630.0	6,008.9	5,466.1
Translation effect on foreign currency debt	54.2	29.7	83.9	61.9
Net debt (final balance)	6,092.8	5,659.8	6,092.8	5,528.0
Change in net debt	433.0	131.8	564.8	(628.1)
Change in net debt (%)	7.7%	2.4%	10.2%	(10.2)%

(1) This caption includes mainly: Euro 60 million in 1H10 related to dividends paid by PT’s fully consolidated subsidiaries to minority shareholders (Euro 39 million in 2H09).

The amount of cash available in PT’s domestic operations plus the undrawn amount of PT’s committed commercial paper lines and standby facilities totalled Euro 2,579 million at the end of June 2010, of which Euro 988 million was undrawn committed commercial paper and standby facilities.

In 1H10, PT’s average cost of debt stood at 5.2%. Excluding Brazil, PT’s average cost of debt was 4.7% in 1H10. As at 30 June 2010, PT’s consolidated net debt had a maturity of 5.9 years. In 1H10, the net debt to EBITDA ratio was 2.3x compared to 2.6x in 1H09, while EBITDA cover stood at 8.6x compared to 8.3x in 1H09.

Post Retirement Benefits Obligations

Post retirement benefits obligations	Euro million

	30 June 2010	31 December 2009
Pensions obligations	2,718.6	2,710.2
Healthcare obligations	337.2	335.3
PBO of pension and healthcare obligations	3,055.9	3,045.5
Market value of funds (1)	(2,179.4)	(2,369.5)
Unfunded pensions and healthcare obligations	876.5	675.9
Salaries to suspended and pre-retired employees	746.5	791.4
Total gross unfunded obligation	1,623.0	1,467.4
After-tax unfunded obligations	1,192.9	1,078.5
Unrecognised prior years service gains	22.4	23.4
Accrued post retirement benefits	1,645.4	1,490.8

(1) The change in the market value of funds resulted mainly from: (i) the negative performance of assets under management amounting to Euro 74.7 million (equivalent to -3.3% in 1H10), (ii) the payments of pensions and supplements of Euro 69.2 million and (iii) the reimbursement of excess funding of the healthcare plan amounting to Euro 75 million. These effects were partially offset by contributions to the pension funds amounting to Euro 34.8 million.

As at 30 June 2010, the projected post retirement benefits obligations (PBO) related to pensions and healthcare amounted to Euro 3,056 million and the market value of assets under management amounted to Euro 2,179 million. In addition, PT had liabilities in the form of salaries payable to suspended and pre-retired employees amounting to Euro 747 million and these are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, gross unfunded total obligations amounted to Euro 1,623 million. After-tax unfunded obligations amounted to Euro 1,193 million. PT’s post retirement benefits plans for pensions and healthcare are closed to new participants.

Total gross unfunded obligations increased by Euro 156 million to Euro 1,623 million as at 30 June 2010, as a result of: (1) the reimbursement of Euro 75 million, related to the excessive funding of the healthcare plan, and (2) net actuarial losses amounting Euro 143 million, related to the difference between the actual return on assets (negative Euro 75 million and equivalent to minus 3.3% in 1H10) and the estimated expected return on assets (6% on an annual basis). These effects more than offset: (1) PT’s contributions to the pension funds (Euro 35 million), and (2) the reduction of liabilities related to salaries payable to suspended and pre-retired employees (Euro 45 million), due to the halting of the redundancy programme.

Change in gross unfunded obligations	Euro million

	1H10	1H09
Gross unfunded obligations (initial balance)	1,467.4	1,809.9
Post retirement benefits costs (PRB)	36.6	45.8
Curtailment cost	9.2	3.5
Net reimbursements (contributions) to pension funds (1)	37.4	(8.3)
Payments to pre-retired, suspended employees and other	(70.8)	(78.2)
Net actuarial (gains) losses (2)	143.2	(15.6)
Gross unfunded obligations (final balance)	1,623.0	1,757.0
After-tax unfunded obligations	1,192.9	1,291.4

(1) In 1H10, this caption includes the reimbursement of excess funding of the healthcare plan amounting to Euro 75 million, which was partially offset by contributions to the pension funds of Euro 34.8 million and termination payments of Euro 3.6 million. (2) In 1H10, this caption relates primarily to the difference between the actual return on assets (negative Euro 74.7 million, equivalent to - 3.3% in 1H10) and the expected return on assets (6% on an annual basis).

Post retirement benefits costs	Euro million

	1H10	1H09
Service cost	4.1	3.4
Interest cost (1)	101.0	108.2
Expected return on assets (2)	(68.5)	(65.8)
Sub-total	36.6	45.8
Amortisation of prior year service gains	(1.0)	(0.9)
Post retirement benefits costs	35.6	(44.8)

(1) The decrease in the interest cost is explained by the reduction of PBO occurred in 2009.  (2) The increase in the expected return on assets is explained by the positive performance of plan assets occurred in 2009.

Equity

Equity excluding minority interests stood at Euro 1,391 million as at 30 June 2010. The increase of Euro 73 million in 1H10 is explained by: (1) the Euro 264 million net income generated in the period, and (2) positive currency translation adjustments amounting to Euro 437 million, mainly related to the appreciation of the Real against the Euro, which more than offset the Euro 504 million dividends paid by PT to shareholders and the actuarial losses related to post retirement benefits amounting to Euro 105 million (net of taxes).

Change in shareholders’ equity (excluding minority interests)	Euro million

1H10
Equity before minority interests (initial balance)	1,318.3
Net income	264.5
Currency translation adjustments	436.6
Dividends	(503.6)
Net actuarial gains (losses), net of taxes	(105.3)
Other	(19.3)
Equity before minority interests (final balance)	1,391.3
Change in equity before minority interests	73.0
Change in equity before minority interests (%)	5.5%

Consolidated Statement of Financial Position

As at 30 June 2010, the net exposure (assets minus liabilities) to Brazil amounted to Euro 3,534 million (R$ 7,804 million). The assets denominated in Brazilian Reais in the balance sheet as at 30 June 2010 amounted to Euro 7,177 million (R$ 15,848 million), equivalent to 44.0% of total assets.

The increase in total assets and liabilities in 1H10 is due to the impact of the appreciation of the Real against the Euro and to certain loans obtained in the period, which led to an increase in both gross debt and cash and cash equivalents.

Consolidated statement of financial position (1)	Euro million

	30 June 2010	31 December 2009
Cash and equivalents	2,001.6	1,518.0
Accounts receivable, net	1,942.3	1,538.4
Inventories, net	240.5	239.9
Financial investments	621.8	614.1
Intangible assets, net	4,363.0	4,074.3
Tangible assets, net	4,894.5	4,843.9
Accrued post retirement asset (2)	1.1	67.6
Other assets	936.0	783.7
Deferred tax assets and prepaid expenses	1,316.5	1,160.7
Total assets	16,317.3	14,840.5
Accounts payable	1,262.2	1,338.6
Gross debt	8,094.4	7,046.0
Accrued post retirement liability	1,646.5	1,558.3
Other liabilities	1,757.4	1,602.9
Deferred tax liabilities and deferred income	889.7	907.2
Total liabilities	13,650.2	12,453.0
Equity before minority interests	1,391.3	1,318.3
Minority interests	1,275.8	1,069.1
Total shareholders’ equity	2,667.1	2,387.4
Total liabilities and shareholders’ equity	16,317.3	14,840.5

(1) Considering a Euro/Real exchange rate of 2.2082 as at 30 June 2010 and 2.5113 as at 31 December 2009. (2) The reduction in accrued post retirement assets is mainly related to the reimbursement of Euro 75 million of the excess funding computed as at 31 December 2009

02

Business performance

Domestic Operations

Revenues from domestic operations, which include wireline and TMN, decreased by 2.3% y.o.y in 1H10, notwithstanding the increase of 0.6% y.o.y in the wireline segment, as a result of lower revenues at TMN due to: (1) lower customer revenues (Euro 19 million), as a result of the economic conditions and increased popularity of on-net flat-fee prepaid tariff plans; (2) lower equipment sales (Euro 17 million), and (3) lower interconnection revenues (Euro 8 million), due to lower MTRs. Revenues in the wireline segment increased by 0.6% y.o.y (Euro 6 million), notwithstanding the change in the recognition of contract penalties (Euro 8 million), which negatively impact the comparison between the quarters. Adjusting for the change in revenue recognition referred to above, wireline revenues would have increased by 1.4% y.o.y, underpinned by retail and data and corporate revenues and despite lower wholesale revenues due to lower competitive accesses.

Domestic operations income statement (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	798.0	805.5	(0.9)%		1,595.2	1,632.9	(2.3)%
Wireline	482.8	473.3	2.0%		971.0	965.3	0.6%
Domestic mobile • TMN	343.6	367.1	(6.4)%		689.5	737.1	(6.5)%
Other and eliminations	(28.4)	(34.8)	(18.3)%		(65.3)	(69.6)	(6.2)%
EBITDA (2)	347.3	360.8	(3.7)%		698.8	737.0	(5.2)%
Post retirement benefits	17.8	22.4	(20.5)%		35.6	44.8	(20.5)%
Depreciation and amortisation	162.2	153.3	5.8%		321.9	304.6	5.7%
Income from operations (3)	167.2	185.1	(9.6)%		341.2	387.5	(11.9)%
EBITDA margin	43.5%	44.8%	(1.3	)pp	43.8%	45.1%	(1.3	)pp
Capex (4)	131.1	162.6	(19.4)%		269.8	289.6	(6.8)%
Capex as % of revenues	16.4%	20.2%	(3.8	)pp	16.9%	17.7%	(0.8	)pp
EBITDA minus Capex	216.2	198.2	9.1%		429.0	447.3	(4.1)%

(1) Domestic operations includes the wireline segment, domestic mobile, PT Inovação, PT SI, PT Pro, PT Contact and PT Sales. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1Q09).

EBITDA declined by 5.2% y.o.y in 1H10 to Euro 699 million, equivalent to a margin of 43.8%, showing an important sequential improvement when compared to recent quarters. This performance was primarily explained by: (1) continued strong take-up in pay-TV, which resulted in higher programming and commercial costs; (2) increased customer care and support costs, due to the growth in pay-TV; (3) lower MTRs, and (4) the halting of the redundancy programme, in favour of insourcing of certain operations, with positive impact in payments to pre-retired and suspended employees.

Capex in the domestic business decreased by 6.8% y.o.y to Euro 270 milllion. Domestic capex was primarily directed to: (1) the continued investments in pay-TV and in FTTH, future-proof technologies and services paving the way for future growth in wireline, and (2) investments in 3G and 3.5G networks in the domestic mobile business.

Wireline

In 1H10 retail net additions reached 156 thousand, up by 13.9% y.o.y, as a result of the significant growth of the pay-TV service, which accounted for 122 thousand net additions, bringing the total pay-TV customers to 702 thousand (up by 58.6% y.o.y). ADSL net additions in the quarter stood at 71 thousand, with ADSL customer base growing 19.5% y.o.y. The robust growth of ADSL was owed to solid growth in triple-play customers. Traffic generating lines declined by 13 thousand in 1H10, also reflecting the positive impact of the triple-play offers. In the period, net disconnections of voice lines were 36 thousand, including the 23 thousand net disconnections of carrier pre-selection lines. This performance marks a clear improvement in relation to the same period last year (44.2%), which saw 65 thousand net disconnections, thus confirming the improvement in key operational performance indicators seen in the first half of 2009. Pay-TV customer penetration stands at 27.0% of traffic generating lines (+10.2pp y.o.y) and 75.3% of the ADSL customer base (+18.6pp y.o.y), a solid performance considering that the pay-TV service was launched, on a nationwide basis, only in April 2008.

Wireline operating data

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Main accesses (‘000)	4,734	4,426	7.0%	4,734	4,426	7.0%
Retail accesses	4,345	4,001	8.6%	4,345	4,001	8.6%
PSTN/ISDN	2,710	2,777	(2.4)%	2,710	2,777	(2.4)%
Traffic-generating lines	2,599	2,625	(1.0)%	2,599	2,625	(1.0)%
Carrier pre-selection	111	153	(27.3)%	111	153	(27.3)%
ADSL retail	933	781	19.5%	933	781	19.5%
TV customers	702	443	58.6%	702	443	58.6%
Wholesale accesses	389	425	(8.5)%	389	425	(8.5)%
Unbundled local loops	273	309	(11.6)%	273	309	(11.6)%
Wholesale line rental	64	66	(3.1)%	64	66	(3.1)%
ADSL wholesale	53	51	3.1%	53	51	3.1%
Net additions (‘000)	60	57	4.9%	147	128	14.6%
Retail accesses	66	52	26.8%	156	137	13.9%
PSTN/ISDN	(22)	(35)	36.6%	(36)	(65)	44.2%
Traffic-generating lines	(11)	(25)	53.9%	(13)	(44)	69.2%
Carrier pre-selection	(11)	(11)	(3.6)%	(23)	(22)	(6.0)%
ADSL retail	32	29	10.7%	71	71	(0.7)%
TV customers	57	59	(3.4)%	122	131	(7.2)%
Wholesale accesses	(6)	5	(219.1)%	(9)	(8)	(3.5)%
Unbundled local loops	(6)	8	(175.1)%	(8)	3	n.m.
Wholesale line rental	(0)	(3)	86.8%	0	(10)	101.4%
ADSL wholesale	0	1	(80.7)%	(1)	(2)	32.3%
Retail RGU per access (1)	1.60	1.44	11.3%	1.60	1.44	11.3%
ARPU (Euro)	30.1	29.9	0.8%	30.2	29.9	0.9%
Total traffic (million minutes)	2,730	2,773	(1.5)%	5,454	5,619	(2.9)%
Retail traffic	1,143	1,169	(2.2)%	2,309	2,382	(3.0)%
Wholesale traffic	1,587	1,604	(1.0)%	3,145	3,237	(2.9)%
Employees	6,574	6,349	3.5%	6,574	6,349	3.5%

(1) Retail accesses per PSTN/ISDN line.

The number of retail RGU per access, measured by the number of retail accesses per PSTN/ISDN line, continued to increase with the rollout of the pay-TV offer and stood at 1.60 in 1H10, as compared to 1.44 in 1H09.

Competitors’ accesses, which include wholesale accesses and carrier pre-selection, fell by 32 thousand in 1H10, reflecting a decrease in carrier pre-selection (-23 thousand) and unbundled local loop lines (-8 thousand).

During the period, Meo deployed a new software version across all its IPTV set-top-boxes, bringing an improved user experience and more features to Meo customers. Following a close and careful analysis of TV usage patterns, Meo upgraded its design and user-interface to promote an even better, easier and more intuitive user-experience. In some of its most widely-used services, such as the PVR, Meo launched new functionalities. Adding to the Remote PVR and Series-link Recording, both exclusive features, Meo now also provides a Multiroom PVR experience. This upgrade was supported by a strong marketing campaign that focused on the new Meo experience and re-emphasised Meo’s positioning as the most innovative pay-TV offer in the Portuguese market.

Meo continues to offer various features that significantly differentiate its value proposition, including: (1) real video-on-demand (VoD) with DVD-like features and a catalogue of more than 2,500 movies including high definition (“HD”); (2) catch-up TV; (3) electronic programming guide, redesigned during 1Q10, alongside all Meo user-interface, in order to improve further the user experience; (4) TV channel recording, which can be remotely programmed through the internet or through the mobile phone, allowing also easy on-click recording of series and multiroom PVR for those customers with more than one set-top-box; (5) gaming, karaoke and several interactive applications and service areas; (6) access to personal photo folders, and (7) customised contents and features for children in a specially designed walled-garden “Meo Kids”.

On 8 July 2010, PT announced that Meo had surpassed the threshold of 700 thousand customers. Recently and to reinforce a new television viewing experience and enhance interactivity, Meo also launched: (1) Meo Interactivo, an application store, free of charge, which will aggregate the best TV widgets for all applications already available through Meo as well as new ones that were also just launched, such as Facebook, Oceanlook, Picasa and Flickr, and (2) Meo Séries, a new subscription video-on-demand service, which delivers the best series from Warner and HBO.

During the period Meo also launched a selection of new channels, the most relevant of those being FoxLife, on 1 January 2010, and Channel Q, in March 2010, the first interactive channel in Portugal, fully programmed in Portuguese, which represents another innovative experience that continues to contribute towards a new way of consuming TV content in the Portuguese market. The Channel Q was developed in cooperation with Sapo portal, where the channel’s web site is hosted.

Meo provides access to a comprehensive content offering with more than 120 TV channels and over 2,500 VoD titles. The VoD offer, which includes blockbusters from five Hollywood studios, is a key differentiating feature of the service as more than 50% of Meo’s IPTV customers have already used VoD on a paid basis, consuming an average of 2.3 movies per month. In 2Q10, the most watched movies were “2012”, followed by “Twilight — New Moon” and “The Hurt Locker”, winner of six Oscars in 2009.

During 1H10, PT also launched Meo@PC, in beta version. This service gives online access to Meo’s pay-TV service through a PC, strengthening the mobility and convergence value proposition of the Meo service. Customers were invited to join a pilot trial of this service, anticipating final commercial launch planned for later this year.

In May 2010, Meo announced the live broadcast of the major tennis event in Portugal, Estoril Open, in True 3D, the first time a live event was broadcasted in True 3D in Portugal. Additionally, in June 2010, Meo announced the live broadcast of eight games of the FIFA World Cup in True 3D through the organisation of several public viewing events. For Meo customers all the games of the FIFA World Cup were available in HD and with interactive features, which allowed the viewers to choose from six additional screens broadcasting: team tactics, follow a player, follow the coach and watch the highlights of the game. These features have proven to be very successful and were used by more than 330 thousand Meo customers with more than 1.1 million visits during the World Cup. During the World Cup Meo also launched a very successful optional feature, which allowed users to filter the noise of the well known vuvuzelas, during the game they were watching.

Meo marketing campaigns continue to enjoy the highest notoriety in the Portuguese pay-TV market. The campaign to market Meo’s new user interface was launched with an innovative commercial ad in True 3D, marking MEO’s take-off in 3D content trials. This advertisement was also broadcasted in the three main free-to-air channels having reached an audience share of 85.5%, above that of the initial advertising of Meo in 2008 that reached an audience share of 83%. In 1H10, proved ad recall stood above 60% and spontaneous ad recall was above 40%, well ahead of any other competing brands in the sector.

In 1H10, wireline operating revenues increased by 0.6% y.o.y to Euro 971 million, underpinned by data and corporate revenues (Euro 2 million) and sales (Euro 7 million), notwithstanding the negative effect of the change in the recognition of contract penalties (Euro 8 million). Adjusting for this change, wireline revenues would have increased by 1.4% y.o.y. Retail revenues decreased by Euro 3 million to Euro 484 million in 1H10, while adjusting for the change in the recognition of contract penalties, wireline retail revenues would have grown by 0.9% y.o.y, on the back of the continued strong performance of Meo triple-play offer (voice, data and pay-TV). Despite the continued pressure on the traditional voice business, due to adverse economic conditions, which are affecting mainly the SME/SOHO and corporate segments, revenues of pay-TV and ADSL retail have been increasing in line with the stated strategy of increasing market share in the residential market by offering attractive and differentiated triple-play and double-play services.

The performance of retail revenues, adjusted for the change in the recognition of contract penalties referred to above (+0.9% y.o.y), was underpinned by growth in retail RGUs of 156 thousand, namely pay-TV customers (+122 thousand net additions in the period), high quality broadband customers (+73 thousand postpaid net adds) and resilience of traffic generating lines, which decreased by 13 thousand in the period. The growth in number of RGUs per customer underpinned the increase in retail ARPU of 0.9% y.o.y in 1H10, which reached Euro 30.2. The performance of retail revenues, continued to benefit from the successful implementation of the TV strategy, notwithstanding strong competition from other fixed and cable operators as well as from mobile operators, both in voice and broadband, and against a backdrop of challenging economic conditions.

Wireline income statement (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	482.8	473.3	2.0%		971.0	965.3	0.6%
Retail	240.5	242.7	(0.9)%		484.1	487.3	(0.6)%
Wholesale	121.7	120.2	1.3%		241.4	245.8	(1.8)%
Data & corporate	75.1	70.5	6.5%		152.3	150.4	1.3%
Other wireline revenues	45.5	39.9	14.1%		93.1	81.9	13.8%
Operating costs, excluding D&A	295.1	272.7	8.2%		594.7	556.6	6.8%
Wages and salaries	55.5	56.2	(1.2)%		113.9	115.3	(1.3)%
Direct costs	113.9	97.7	16.6%		220.5	202.6	8.8%
Commercial costs	32.4	24.6	31.7%		60.4	50.1	20.6%
Other operating costs	93.2	94.2	(1.1)%		199.9	188.7	6.0%
EBITDA (2)	187.7	200.6	(6.4)%		376.3	408.7	(7.9)%
Post retirement benefits	17.8	22.4	(20.5)%		35.6	44.8	(20.5)%
Depreciation and amortisation	110.1	98.0	12.3%		216.0	195.4	10.5%
Income from operations (3)	59.9	80.2	(25.4)%		124.7	168.5	(26.0)%
EBITDA margin	38.9%	42.4%	(3.5	)pp	38.8%	42.3%	(3.6	)pp
Capex	99.7	125.9	(20.9)%		212.1	227.3	(6.7)%
Capex as % of revenues	20.6%	26.6%	(6.0	)pp	21.8%	23.5%	(1.7	)pp
EBITDA minus Capex	88.1	74.6	18.0%		164.2	181.4	(9.5)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Wholesale revenues decreased by 1.8% y.o.y in 1HQ10 to Euro 241 million, primarily as a result of the decrease in: (1) traffic revenues (-4.0% y.o.y), which were negatively impacted by lower MTRs, and (2) leased lines revenues (-0.9% y.o.y).

Revenues from data and corporate services increased by 1.3% y.o.y in 1H10 as a result of the increase in revenues from network management, outsourcing and IT (+15.0% y.o.y), as a result of the execution of certain large contracts and notwithstanding the decline in revenues from VPN and leased lines (-4.8% y.o.y) against a backdrop of challenging economic conditions affecting the SME/SOHO and corporate segments.

Other revenues increased by 13.8% y.o.y in 1H10, notwithstanding the 14.1% y.o.y decline in directories, and mainly as a result of the increase in sales of equipment (Euro 7 million). Other wireline revenues also benefited from the positive performance of Sapo, PT’s web portal that saw revenues increase 14.8% y.o.y. This favourable performance is the result of Sapo’s extensive work on its multiscreen presence, with product launches in mobile platforms such as Android, Windows Phone, Nokia WRT and iPad, and also in connected TVs, and focus on targeted services such as the online coverage of the FIFA World Cup and launch of new channels, like Sapo Music, Sapo Praias and Sapos Saúde, a personal health record, developed in partnership with healthcare providers.

In 1H10, EBITDA declined by 7.9% y.o.y, showing an important sequential improvement when compared to recent quarters (-9.4% y.o.y in 1Q10 and -6.4% y.o.y in 2Q10), notwithstanding the continued efforts in the deployment of the pay-TV and triple-play offers and the halting of the redundancy programme. This favourable performance is the result of the continued focus on improving the profitability of its operations and the initial benefits of the rollout of the FTTH network, which is more robust when compared to legacy networks. In the period, operating expenses grew by 6.8% y.o.y, primarily driven by the increase in direct costs to Euro 220 million (+8.8% y.o.y). This increase in direct costs reflects the increase in programming costs, which resulted from the continued growth in pay-TV customers, strengthened content offering and higher uptake of premium and VOD services. In 1H10, wages and salaries decreased by 1.3% y.o.y to Euro 114 million as a result of strong focus on cost reduction and notwithstanding: (1) headcount migration from the domestic mobile due to the reorganisation of the domestic fixed and mobile business along customer segments, and (2) the decision to halt the redundancy programme and focus on insourcing of certain activities that were previously being outsourced, thus further reducing cash costs associated to the wireline segment. Commercial costs, which increased by 20.6% y.o.y to Euro 60 million, reflected the increase in commissions and in marketing and publicity, which resulted from the continued efforts in the marketing of pay-TV and triple-play offers and higher sales to corporate customers. EBITDA margin stood at 38.8% in 1H10, also showing a sequential improvement.

Capex decreased from Euro 227 million in 1H09 to Euro 212 million in 1H10 (-6.7% y.o.y) as the investments in legacy network infrastructure declined in the period, notwithstanding: (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated to the growth in pay-TV services. Other investments, namely infrastructure backbone SI/TI, also decreased as the result of PT’s focus on efficiency and cash flow, benefiting from significant investments during 2008 and 2009 and fixed-mobile integration.

Domestic Mobile

In 1H10, TMN’s EBITDA minus capex remain flat at Euro 273 million, as a result of the strong focus on profitability and cash-flow generation and against a backdrop of a challenging economic environment and increased competitiviness in certain market segments, namely the youth segment. EBITDA decreased 1.9% y.o.y to Euro 325 million with EBITDA margin growing by 2.2pp y.o.y to 47.2%. Revenues stood at Euro 689 million (-6.5% y.o.y), as a result of the aforementioned challenging economic environment, penalised by customer revenues (-3.3% y.o.y) and equipment sales (-26.6% y.o.y).

In 1H10, TMN’s total customers increased by 4.3% y.o.y to 7,269 thousand, with net additions of 16 thousand. Customer growth at TMN continued to be underpinned by high quality post-paid customers (+10 thousand net adds in the period), namely wireless broadband net additions. At the end of 1H10, post-paid customers accounted for 30.9% of total customer base.

Domestic mobile operating data (1)

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Customers (‘000)	7,269	6,969	4.3%		7,269	6,969	4.3%
Net additions (‘000)	5	21	(76.5)%		16	36	(55.1)%
Total traffic (million minutes)	2,625	2,417	8.6%		5,133	4,660	10.2%
MOU (minutes)	121	116	3.6%		118	112	5.0%
ARPU (Euro)	14.6	16.0	(8.8)%		14.7	16.0	(8.6)%
Customer	12.7	13.9	(8.9)%		12.7	13.8	(7.8)%
Interconnection	1.7	1.8	(9.4)%		1.7	2.0	(13.8)%
Data as % of service revenues (%)	25.0	22.6	2.5	pp	24.2	22.7	1.5	pp
SARC (Euro)	29.1	36.5	(20.2)%		27.8	37.6	(26.0)%
Employees	1,016	1,100	(7.6)%		1,016	1,100	(7.6)%

(1) Includes MVNO subscribers.

In 1H10, TMN continued to invest significantly in the differentiation of its portfolio of handsets, introducing new touch-screen phones and smartphones, and in the improvement of the services offered, making available to its customers data and value added services and sophisticated applications and widgets. TMN launched the Sony Ericsson W205 Betty Boop, associated to the most well known fashion event in Portugal, Moda Lisboa. In April 2010, TMN launched a1, the first smartphone based on the Android operating system, which is backed by Google, using TMN’s brand. This wide touch screen smartphone offers: (1) premium connectivity through 3.5G broadband access with downloads of up to 7.2Mbps and uploads of up to 5.6Mbps, Wi-Fi and Bluetooth; (2) Push Mail; (3), GPS with a life-time access to NDrive GPS software and maps of Portugal; (4) camera of 3.2 Mpx with video, autofocus and zoom; (5) MP3 player, and (6) 16GB memory card slot. The launch of this new own-label follows the successful launch, of tmn bluebelt I and bluebelt II and tmn silverbelt, smartphones with TMN’s brand using the Windows Mobile platform and of the HTC Magic based in the Android platform. The new a1 has a retail price of Euro 199.9 in PT’s Bluestores and of Euro 179.9 in the online shop of TMN.

During the 1H10, TMN launched the Samsung Galaxy-S, the most advanced smartphone based on the Android operating system, exclusive for TMN, which offers: (1) a wide AMOLED screen; (2) GPS with a life-time access to NDrive GPS software and maps of Portugal; (3) camera of 5 Mpx; (4) 8GB memory card slot, and (5) some of the most popular applications, such as an e-books store. Additionally, TMN also launched the Samsung Wave, the first smartphone based on the Bada operating system, developed by Samsung, which allows high quality images and videos and access to apps through the Samsung Apps store. TMN smartphones continue to be positioned to allow a unique experience in mobile broadband, interactive services and content, thus enhancing TMN’s leadership position in this segment, namely as the operator with the most diversified and comprehensive offer.

Also as part of TMN’s strategy of maintaining a leading and innovative edge in its services proposition, TMN and the web portal Sapo, launched a wide set of new widgets and applications. The current portfolio includes more than 1,500 applications and games, allowing easy access through the mobile phone to, for instance, real time generalist, economy and sports news, traffic information and employment opportunities. During 1H10, TMN and Sapo launched a nationwide contest, the “Developers TMN”, to promote the development of new widgets, which are then made available to TMN’s customers.

In 1H10, TMN also continued to invest in the differentiation, promotion and marketing of its services. In February, associated to the Valentine Day, TMN lauched an innovative marketing campaign allowing customers to send messages with personalised multimedia messages with videos and musics, and to download or share ringtones, waiting rings and wallpapers. During Easter, TMN launched a promotional campaign aimed at increasing roaming usage, according to which TMN customers can do roaming calls with normal national tariffs with an additional call set-up fee of Euro 0.50. In the quarter, TMN launched new tariff plans and continued to strengthen the promotional efforts in the youth segment. Also in 1H10, TMN launched, in partnership with the leading football clubs in Portugal, customised tariff plans, access to new applications and content associated with those clubs and customised handsets. TMN also continued to strengthen its mobile broadband offerings, increasing the speed and download capacity to its customers. Also in 1H10, TMN launched a Car Control service, a security service that, in articulation with local authorities, allows customers to locate, block and recover their car in the event of being stolen.

Additionally, TMN launched a new version of its mobile portal, which was introduced in 2007, with a more attractive design and more intuitive navigation menus in order to give its customers a more rich and easy to use experience of Internet access. This redesign included a more user friendly and dynamic layout, reorganisation of content in 3 main areas (news, entertainment and utilities) and direct access to some of the most popular applications, such as Meo Mobile, email, and Internet. This way TMN, consolidated its Internet offering as the most innovative offer, thus bringing the concept of mobility even further. Also as part of TMN’s strategy of maintaining a leading and innovative edge, TMN broadcasted all games of the FIFA World Cup, the most relevant sport event of the year. All games were broadcasted live, through Meo Mobile, in an optimised way for TV on mobile phones in order to provide a new and unique experience. Prior to the FIFA World Cup, TMN had already broadcasted live the final of the European Champions League. With a more appealing and more intuitive navigation menu, Meo Mobile has available 40 high quality channels, organised according to seven categories: Sports, National TV, Information, Children, Entertainment, Music and Adults, at a Euro 0.93 per 24hours or Euro 2.06 per week price.

In order to enhance the competitive positioning of its service offering in the youth segment, in April 2010, TMN redesigned the on-net flat-fee prepaid tariff plans targeted at the youth segment, “Moche”, including an option without a monthly fee, although subject to a minimum recharge of Euro 12.5 every 30 days. Additionally, TMN launched, in July 2010, new pricing plans branded “tmn unlimited” aimed at increasing the penetration of high-value tariff plans. These pricing plans are designed to leverage on the increased popularity of smartphones in Portugal and include voice services and broadband Internet access (500MB of mobile Internet plus unlimited WiFi usage in PT’s hotspots), while at the same time guarantying minimum consumption levels of Euro 30 (unlimited on-net traffic, SMS and MMS included, subject to fair usage policy) and Euro 100 (unlimited on-net and off-net traffic, SMS and MMS included, subject to fair usage policy).

As a result of TMN’s investment in improving the customer experience in the utilisation of its voice and data services and in increasing the quality of its customer care processes, in 1H10, the number of calls to the customer care call centre declined by 41% y.o.y and the number of complaints of TMN customers declined by 25% y.o.y. The mobile broadband service registered an even more noteworthy performance with a decline of customer complaints of 55% y.o.y in 1H10. Also worthwhile to note that in 2009, the number of total complaints of TMN customers had already declined by 17% y.o.y and the number of complaints of mobile broadband customers declined by 36%.

Non-SMS and value added data services continued to contribute to top line growth, increasing by 9.1% in 1H10 and accounting for 60.6% of total data revenues (+3.8pp y.o.y). Non-SMS data services continued to benefit from the steady performance of wireless broadband and increasing data usage, particularly of smartphones and other data-enabled phones. In the 1H10, total data revenues accounted for 24.2% of service revenues, up by 1.5pp y.o.y.

TMN’s ARPU decreased by 8.6% y.o.y in 1H10 to Euro 14.7, mainly as a result of: (1) adverse economic conditions; (2) increased popularity of tribal tariff plans targeted at the youth segment, and (3) increased penetration of services in lower segments of the market. Additionally, interconnection ARPU declined by 13.8% y.o.y, with termination rates declining by Euro 0.5 cents to Euro 6.0 cents as of 24 May 2010 as a result of the new glide path defined by ICP-ANACOM on 21 May 2010. According to this decision, the maximum wholesale prices to be applied by the mobile operators with significant market position in the termination of voice calls in individual mobile networks (market 16) are as follows: (1) Euro 6.0 cents as of 24 May 2010; (2) Euro 5.5 cents as of 24 August 2010; (3) Euro 5.0 cents as of 24 November 2010; (4) Euro 4.5 cents as of 24 February 2011; (5) Euro 4.0 cents as of 24 May 2011, and (6) Euro 3.5 cents as of 24 August 2011.

In 1H10, total traffic increased by 10.2% y.o.y to 5,133 million minutes, showing a steady growth profile and mainly driven by outgoing traffic, which increased by 13.7% y.o.y, while incoming traffic declined by 1.6% y.o.y. Growth in customer base (+4.3%, EoP) coupled with an increased penetration of on-net flat-fee prepaid tariff plans underpinned traffic growth in the period, with MOU increasing by 5.0% y.o.y in the period, notwithstanding the continued growth in data cards.

In 1H10, TMN’s operating revenues amounted to Euro 689 million, a decrease of 6.5% y.o.y (Euro 48 million), mainly due to: (1) the 26.6% y.o.y decline in equipment sales (Euro 17 million); (2) the Euro 19 million decline in customer revenues, and (3) the Euro 8 million decline in interconnection revenues, partially driven by the negative impact of Euro 3 million as a result of lower MTRs.

Despite stable customer base, the performance of customer revenues reflected an adverse economic environment, thus declining by 3.3% y.o.y to Euro 555 million (Euro 19 million). Interconnection revenues declined by 9.6% y.o.y in 1H10 to Euro 74 million (Euro 8 million), as a result of: (1) the decline in incoming traffic; (2) lower MTRs, which declined from Euro 6.5 cents to Euro 6.0 cents per minute in 24 May 2010 as compared to the decline from Euro 7.0 cents to Euro 6.5 cents per minute in 1H09, and (3) lower interconnection revenues related to SMS. Equipment sales declined by 26.6% y.o.y (Euro 17 million) primarily due to lower handset prices and lower volumes.

Domestic mobile income statement (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	343.6	367.1	(6.4)%		689.5	737.1	(6.5)%
Services rendered	318.0	332.8	(4.4)%		638.8	666.2	(4.1)%
Customer	275.9	288.9	(4.5)%		555.1	573.9	(3.3)%
Interconnection	36.4	38.4	(5.1)%		73.8	81.6	(9.6)%
Roamers	5.7	5.5	3.9%		9.9	10.7	(7.1)%
Sales	23.2	32.9	(29.6)%		46.1	62.9	(26.6)%
Other operating revenues	2.4	1.4	72.3%		4.6	8.1	(42.7)%
Operating costs, excluding D&A	182.5	205.4	(11.1)%		364.3	405.7	(10.2)%
Wages and salaries	11.8	13.0	(9.2)%		23.7	25.9	(8.4)%
Direct costs	62.8	65.1	(3.6)%		124.6	128.3	(2.9)%
Commercial costs	47.8	64.9	(26.4)%		94.0	127.3	(26.1)%
Other operating costs	60.2	62.4	(3.6)%		122.0	124.2	(1.8)%
EBITDA (2)	161.1	161.7	(0.4)%		325.2	331.4	(1.9)%
Depreciation and amortisation	49.5	52.1	(5.1)%		100.9	103.0	(2.1)%
Income from operations (3)	111.6	109.6	1.9%		224.3	228.4	(1.8)%
EBITDA margin	46.9%	44.1%	2.8	pp	47.2%	45.0%	2.2	pp
Capex (4)	29.1	33.4	(13.1)%		52.6	58.0	(9.4)%
Capex as % of revenues	8.5%	9.1%	(0.7	)pp	7.6%	7.9%	(0.2	)pp
EBITDA minus Capex	132.0	128.3	2.9%		272.6	273.5	(0.3)%

(1) Includes intragroup transactions. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09).

As a result of strict cost control to improve profitability against a backdrop of an adverse economic environment, in 1H10, EBITDA decreased by 1.9% y.o.y to Euro 325 million. EBITDA margin stood at 47.2% in 1H10, increasing by 2.2pp when compared to 45.0% in 1H09. Operating expenses, excluding D&A, decreased by 10.2% y.o.y in 1H10 to Euro 364 million, on the back of cost discipline: (1) wages and salaries decreased by 8.4% y.o.y, reflecting continued improvements as a result of the reorganisation of PT’s domestic businesses along customer segments and fixed-mobile integration; (2) commercial costs declined by 26.1% y.o.y to Euro 94 million, as a result of the continued focus on increasing the number of exclusive handsets and reducing the breadth of TMN’s handset portfolio, which translates into lower unitary SARC (-26.0% y.o.y), and (3) lower other operating costs (-1.8% y.o.y). Other operating expenses benefited from lower maintenance and repairs, which result from an integrated management of fixed and mobile networks, and from lower FSE’s, which reflect the strict cost discipline. Notwithstanding higher capacity costs, which are associated to the provision of data services, direct costs declined by 2.9% y.o.y to Euro 125 million as a result of lower outgoing international traffic and lower average cost per minute.

Capex decreased by 9.4% y.o.y in 1H10 to Euro 53 million, representing 7.6% of revenues (-0.2pp y.o.y). The decrease in TMN’s capex is primarily explained by the focus on cash-flow generation, with TI/SI related capex decreasing by 30.5% y.o.y as a result of the fixed-mobile integration. Capex continued to be directed primarily towards expanding network capacity and coverage, namely in the urban areas and in the main motorways and roads. Infra-structure related capex was broadly flat as a result of the continued focus on the provision of mobile voice and data services of excellence to customers and on accommodating increased voice and data usage. Approximately 70% of network capex is being directed towards 3G and 3.5G networks. Against a backdrop of the high quality of the network and services offered to customers, TMN’s network quality continues to stand out in the context of the Portuguese market for its coverage and reliability. EBITDA minus capex at TMN stood at Euro 273 million in 1H10.

International Businesses

Brazilian Mobile

In 1H10, Vivo’s customer base increased by 19.6% y.o.y to 55,977 thousand. GSM, 3G and 3.5G technologies accounted for 49,890 thousand customers as at the end of June 2010, equivalent to 89.1% of total customers (+12.0pp y.o.y). In 1H10 net additions reached 4,233 thousand, equivalent to a growth of 125.8% y.o.y. The solid increase in net additions allowed Vivo to reach a 37.9% market share of net adds in the period, well ahead of any competitor, thus reinforcing its leadership, for the fourth consecutive quarter. Vivo’s market share as at 30 June 2010 reached 30.2%, up by 0.9pp y.o.y. Additionally, Vivo also reinforced its leadership in the postpaid segment, with postpaid customers growing by 25.5% y.o.y and already representing 20.3% of Vivo customer base. Vivo’s share of net adds in the postpaid segment reached 65.8% in 1H10, whilst its market share stood at 34.7% (+3.5pp y.o.y). The performance of Vivo in 1H10 is explained by: (1) the focus on promoting the usage of mobile broadband with the relaunch of “Vivo Internet Brasil” plans, which have resulted in strong results also in terms of data revenue growth (+61.9% y.o.y); (2) the high acceptance level associated with the postpaid plans Vivo Você, launched in November 2009; (3) the attractiviness of Vivo’s offers in the prepaid segment, focused on stimulating on-net traffic, namely Vivo “Recarregue e Ganhe”, which led to an improvement on the recharge mix; (4) the success of Vivo’s campaigns, namely those related to Mother’s Day and FIFA World Cup; (5) the quality of the distribution network, as Vivo has more than 11,000 handsets points of sales, 334 own stores and more than 547,000 recharge points distributed throughout the country; (6) the depth and breadth of Vivo’s portfolio of handsets and smartphones, and (7) the strong performance of the corporate segment based on the signing of significant new contracts. As a result of its quality and balanced offer, Vivo continues to have positive customer gains from number portability since it was implemented in Brazil, particularly in the postpaid and corporate segments.

Brazilian mobile operating data (1)

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Customers (‘000)	55,977	46,819	19.6%		55,977	46,819	19.6%
Market share (%)	30.2	29.3	0.9	pp	30.2	29.3	0.9	pp
Net additions (‘000)	2,028	1,178	72.2%		4,233	1,874	125.8%
Total traffic (million minutes)	18,743	11,022	70.1%		37,160	21,448	73.3%
MOU (minutes)	114	80	42.4%		115	78	47.0%
ARPU (R$)	25.0	27.0	(7.2)%		24.9	27.1	(8.1)%
Customer	16.1	16.5	(2.3)%		15.8	16.4	(3.5)%
Interconnection	8.7	10.3	(15.1)%		8.9	10.5	(15.1)%
Data as % of service revenues (%)	19.4	12.5	6.9	pp	18.5	12.4	6.1	pp
SARC (R$)	71.9	87.6	(17.9)%		69.0	97.0	(28.9)%
Employees	13,266	8,250	60.8%		13,266	8,250	(60.8)%

(1) Operating data calculated using IFRS. 2Q09 and 1H109 was restated for comparison purposes.

In 1H10, Vivo continued to allocate significant efforts and resources to the coverage, capacity and quality of its network. Since February 2008, Vivo is consistently, according to Anatel, the operator with the best quality of service in the market.

In June 2010, Vivo announced the most ambitious 3G and 3.5G expansion plan in Brazil. According to this plan Vivo aims at covering 1,461 municipalities by the end of 2010 and more than 2,800 municipalities by the end of 2011, reaching approximately 85% of the Brazilian population. At the end of June 2010, Vivo already covered 608 municipalities, having covered an additional 14 municipalities during the quarter and reaching 62% of the Brazilian population. The coverage, capacity and quality of Vivo’s 3G and 3.5G network and the marketing efforts around mobile broadband continued to underpin growth of data customers. As a result, customers with 3G data plans, using smartphones or wireless broadband data cards, grew by 142% y.o.y, with Vivo’s market share estimated of this segment standing at 42% at the end of June 2010. According to the regulator, Vivo is the operator with the highest market share of broadband plans having increased its lead over the competitors in the last months.

Total minutes carried by Vivo increased by 73.3% y.o.y in 1H10, as a result of the success of recent marketing campaigns focused on stimulating usage. Against a backdrop of strong usage growth, incoming traffic increased by only 3.8% y.o.y. Vivo’s blended MOU has increased by 47.0% y.o.y in 1H10 reaching 115 minutes, underpinned by outgoing MOU (+80.7% y.o.y).

Vivo’s blended ARPU decreased by 8.1% y.o.y to R$ 24.9 in1H10, as a result of customer growth and higher penetration of mobile services in lower income segments. Customer ARPU decreased by 3.5% y.o.y to R$ 15.8 due to multiple SIM card penetration, while interconnection ARPU declined by 15.1% y.o.y as a result of fixed to mobile migration. ARPU was positively impacted by data ARPU growth, which was driven by connectivity and data applications. Sequentially, in 2Q10, ARPU increased by 0.8% q.o.q, while customer ARPU increased by 4.4% q.o.q due to the restructuring of some campaigns.

Vivo’s operating revenues, as stated in Brazilian Reais and in accordance with IFRS, increased by 6.6% y.o.y in 1H10 to R$ 8,986 million, as a result of growth in service revenues (+8.1% y.o.y) underpinned by strong growth in data services, by higher frequency of recharges and also by an improvement in the mix of recharges. Data revenues increased by 61.9% y.o.y in 1H10 and already account for 18.5% (+6.1pp y.o.y) of service revenues. The growth drivers of data services were: (1) wireless broadband connectivity, due to strong customer growth; (2) the increase in the usage of person-to-person SMS/MMS, as a result of higher penetration and usage of messaging services in the prepaid segments, and (3) new data pricing plans designed to increase customer loyalty. Equipment sales declined by 9.0% y.o.y in 1H10 to R$ 575 million, as a result of an increased focus on SIM Card only offers.

EBITDA increased by 7.3% y.o.y to R$ 2,621 million in 1H10 on the back of service revenue growth and cost control and notwithstanding the significant increase in net adds in the period (+125.8% y.o.y), which allowed for a strong performance in terms of market share of net adds. Commercial costs decreased by 2.7% y.o.y while unitary SARC, which includes marketing, handset subsidies and commissions, decreased by 28.9% y.o.y, in 1H10. This performance of commercial costs is explained by the decline in the cost of products sold due to higher take-up of SIM card only offers and despite the increase of unitary commissions as a result of the significant growth in sales of modems and smartphones enabled with data plans. Wages and salaries increased by 19.5% y.o.y as a result of the insourcing of certain activities related with marketing and sales, namely stores, that were previously being outsourced. Against a backdrop of intensive competition, marked by Mother’s Day and World Cup campaigns, and high customer growth and despite pressure on ARPU, Vivo’s EBITDA margin in 1H10 improved by 0.2pp y.o.y to 29.2% on the back of cost control efforts.

Brazilian mobile income statement (1)	R$ million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	4,584.2	4,181.7	9.6%		8,986.4	8,427.5	6.6%
Services rendered	4,211.3	3,809.1	10.6%		8,214.9	7,597.6	8.1%
Sales	271.4	292.5	(7.2)%		575.4	632.2	(9.0)%
Other operating revenues	101.4	80.1	26.7%		196.1	197.7	(0.8)%
Operating costs, excluding D&A	3,240.6	2,967.0	9.2%		6,365.7	5,984.0	6.4%
Wages and salaries	269.6	217.9	23.7%		515.9	431.6	19.5%
Direct costs	959.6	828.3	15.9%		1,910.3	1,626.2	17.5%
Commercial costs	986.2	963.3	2.4%		1,948.6	2,003.5	(2.7)%
Other operating costs	1,025.3	957.5	7.1%		1,990.9	1,922.8	3.5%
EBITDA (2)	1,343.6	1,214.8	10.6%		2,620.7	2,443.5	7.3%
Depreciation and amortisation	994.8	1,010.2	(1.5)%		2,018.3	2,008.2	0.5%
Income from operations (3)	348.7	204.6	70.5%		602.4	435.2	38.4%
EBITDA margin	29.3%	29.0%	0.3	pp	29.2%	29.0%	0.2	pp
Capex	489.1	595.4	(17.9)%		817.9	1,117.6	(26.8)%
Capex as % of revenues	10.7%	14.2%	(3.6	)pp	9.1%	13.3%	(4.2	)pp
EBITDA minus Capex	854.5	619.4	38.0%		1,802.7	1,325.8	36.0%

(1) Information prepared in accordance with IFRS. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Capex decreased by 26.8% y.o.y to R$ 818 million in 1H10 and was primarily directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network; (2) expanding coverage of 3G and 3.5G networks; (3) improving network capacity and quality to continue to be the most reliable and best quality network in Brazil in the 2G and 3G networks, and (4) investments in customer care and IT systems with the purpose of supporting customer base growth. At the end of June 2010, the 3G network covered 608 municipalities, reaching 62% of total Brazilian population.

Other International Assets

In 1H10, international assets excluding Vivo, on a pro-forma basis, increased their proportional revenues by 14.5% to Euro 284 million, while EBITDA decreased by 2.7% to Euro 107 million, improving the trend seen in 1Q10, notwithstanding the devaluation of the Angolan Kwanza.

Table 20 _ Proportional income statement of other international assets (1)	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	155.7	128.4	21.3%		284.5	248.5	14.5%
EBITDA (2)	56.0	55.4	1.1%		106.8	109.7	(2.7)%
Depreciation and amortisation	14.3	10.2	39.9%		26.9	20.1	33.7%
Income from operations (3)	41.7	45.2	(7.7)%		79.8	89.5	(10.8)%
EBITDA margin	36.0%	43.2%	(7.2	)pp	37.5%	44.1%	(6.6	)pp

(1) Proforma consolidation of international assets using the percentage of ownership held by PT. Excludes investments in Vivo. (2) EBITDA = income from operations + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs.

Highlights of main assets in Africa and Asia (2009) (1)	thousand (customers), million (financials)

		Revenues		EBITDA			Revenues	EBITDA
	Stake	local	y.o.y	local	y.o.y	Margin	Eur	Eur
Unitel, Angola (2) (4)	25.00%	717	(3.7)%	432	(11.4)%	60.3%	540	326
MTC, Namibia (3) (4)	34.00%	695	(2.4)%	373	(0.5)%	53.6%	70	37
CVT, Cape Verde (3) (4)	40.00%	3,974	(6.5)%	1,996	(16.7)%	50.2%	36	18
CTM, Macao (2)	28.00%	1,325	12.4%	586	5.4%	44.2%	125	55
CST, S.Tomé & Principe (3) (4)	51.00%	146,508	19.2%	40,487	11.8%	27.6%	6	2
Timor Telecom, East Timor (3)	41.12%	26	15.7%	14	9.1%	55.3%	20	(11)

(1) Figures account for 100% of the company. PT has management contracts in CVT, CST and Timor Telecom. (2) Equity consolidation method. (3) Full consolidation method. (4) These stakes are held by Africatel, which is 75% controlled by PT.

In 1H10, Unitel’s revenues and EBITDA, in Angolan Kwanza, increased by 16.5% and by 7.7% respectively and decreased by 3.7% and by 11.4% y.o.y, to USD 717 million and USD 432 million respectively, as a result of the 20% devaluation of Angolan Kwanza against the USD. Customer base reached 6.2 million as at 30 June 2010, an increase of 22.6% over the same period of last year, with net additions of 0.5 million in 1H10. In 1H10, ARPU decreased by 4.8% in local currency against a backdrop of strong customer growth. ARPU totalled USD 19.4 in the period.

In 1H10, MTC’s revenues and EBITDA decreased by 2.4% and 0.5% to NAD 695 million and NAD 373 million, respectively. Revenue performance was achieved against a backdrop of significant decline in MTRs and strong traffic stimulation campaigns. Excluding the impact of lower MTRs (-50% average price y.o.y), revenues and EBITDA would have grown 1.9% and 3.7%, respectively. In 1H10 EBITDA margin increased by 1.0pp to 53.6%. Total customer base reached 1,437 thousand as at 30 June 2010, an increase of 18.2% y.o.y, with net additions reaching 74 thousand in the semester. Postpaid customers increased by 9.4% y.o.y, equivalent to 7.0% of total customer base. In 1H10, MTC focused its commercial and marketing activity in initiatives to promote usage and mobile broadband. Data revenues accounted for 18.4% of service revenues. ARPU totalled NAD 79.1, a decrease of 20.0% y.o.y, as a result of customer growth and decline in MTRs.

In 1H10, CVT’s revenues and EBITDA decreased by 6.5% y.o.y and by 16.7% y.o.y to CVE 3,974 million and CVE 1,996 million, respectively. EBITDA margin stood at 50.2% in 1H10. Revenue performance was negatively impacted by lower roaming revenues and lower mobile outgoing revenues, as well as adverse regulatory impacts in the wireline business. Excluding roaming and regulatory impacts, EBITDA would have decreased by 7.6%. Mobile customers increased by 16.9% to 305 thousand. Mobile MOU reached 81 minutes and ARPU totalled CVE 1,078, declining 20.9% y.o.y. In 1H10, CVT launched an institutional campaign celebrating the achievement of surpassing 300 thousand mobile customers.

CTM’s revenues and EBITDA increased by 12.4% y.o.y and by 5.4% y.o.y to MOP 1,325 million and MOP 586 million, respectively. EBITDA margin stood at 44.2%. Revenue growth was achieved against a backdrop of a positive evolution of the economy of Macao, which led to an increase in the number of visitors in the semester. Data revenues represented 13.2% of mobile service revenues. In the mobile division, customers increased by 3.6% y.o.y reaching 521 thousand as at 30 June 2010. In 1H10, CTM’s mobile ARPU increased by 5.5% to MOP 112, as a result of growth of data and roaming revenues in the period.

In 1H10, CST’s revenues increased by 19.2% y.o.y to STD 146,508 and EBITDA increased by 11.8% y.o.y to STD 40,487 million. EBITDA margin stood at 27.6%. In the mobile division, CST reached 91 thousand customers as at 30 June 2010, an increase of 47.4% y.o.y. Mobile MOU decreased by 15.2% y.o.y to 40 minutes, as a result of growth in customer base, while mobile ARPU totalled STD 174 thousand in 1H10, a decrease of 16.3% y.o.y.

In 1H10, Timor Telecom’s revenues and EBITDA increased by 15.7% y.o.y and by 9.1% y.o.y, to USD 26 million and USD 14 million, respectively, mainly as a result of the strong increase in the number of mobile customers. EBITDA margin stood at 55.3%. Data revenues accounted for 15.7% of mobile service revenues. Timor Telecom’s mobile net additions reached 62 thousand, bringing the total mobile customer base to 413 thousand as at 30 June 2010, an increase of 145.5% y.o.y. Customer growth was achived against a backdrop of expanding coverage and dinamisation of commercial offer. Mobile MOU decreased by 45.2% y.o.y to 43 minutes, while mobile ARPU stood at USD 10, declining by 55.4% y.o.y, as a result of the strong customer growth in the period. In 1H10, Timor Telecom launched 3G services and relaunched its commercial brand.

03
Employees

Number of employees and productivity ratios

	30 Jun 2010	30 Jun 2009	y.o.y	y.o.y	31 Dec 2009
Domestic operations	11,325	10,587	738	7.0%	10,978
Wireline	6,574	6,349	225	3.5%	6,450
Domestic mobile • TMN	1,016	1,100	(84)	(7.6)%	1,004
Other	3,735	3,138	597	19.0%	3,524
International businesses	29,753	22,971	6,782	29.5%	26,043
Brazilian mobile • Vivo	6,633	4,125	2,508	60.8%	5,299
Other	23,120	18,846	4,274	22.7%	20,744
Total Group employees	41,078	33,558	7,520	22.4%	37,021
Fixed lines per employee	721	697	24	3.4%	711
Mobile cards per employee
TMN	7,155	6,345	809	12.8%	7,223
Vivo	4,220	5,675	(1,455)	(25.6)%	4,882

At the end of the first half of 2010, PT`s employees were 41,078, of which 27.6% were allocated to the domestic operations. In the wireline business, the number of employees increased by 3.5%, as a result of the management of the domestic businesses along customer segments and of the integrated management of the wireline and mobile businesses, with the ratio of fixed lines per employee improving by 3.4% y.o.y to 721 lines. In TMN, the number of employees decreased by 7.6% y.o.y to 1,016, while the ratio of mobile cards per employee increased by 12.8% to 7,155 cards. At the end of June 2010, the total number of employees of Vivo increased by 60.8% y.o.y to 13,266 employees (100%), as a result of the insourcing of certain activities related with marketing and sales, namely stores that were previously outsourced. The ratio of mobile cards per employee decreased by 25.6% to 4,220 cards.

04
Main events

Events of the first half in 2010

Shareholder remuneration

16.Apr.10 | PT’s shareholders approved at the Annual General Meeting held on 16 April 2010 the application of the 2009 net income of Euro 529,778,473, which resulted in the approval of the payment of dividends in the amount of Euro 515,494,687.50 to the shareholders, corresponding to Euro 0.575 per share, and of the transfer of the remainder amount to the retained earnings account. Excluding dividends in respect of shares held in treasury by PT, shareholders were paid dividends in the global amount of Euro 503,626,688.

Corporate bodies

17.Feb.10 | PT announced that Rui Pedro Soares had resigned from his office as executive member of the Company’s Board of Directors.

22.Feb.10 | PT announced that Fernando Soares Carneiro had resigned from his office as executive member of the Company’s Board of Directors.

25.Mar.10 | PT announced that António Manuel Palma Ramalho had resigned from his office as non-executive member of the Company’s Board of Directors following the proposal of his name to the Annual General Meeting of BCP to become an executive board member of BCP.

Management transactions

28.Jan.10 | PT announced that Paulo José Lopes Varela, non-executive director of PT since 27 March 2009, informed having acquired, on 14 December 2009, on the regulated market operated by Euronext Lisbon,  4,110 PT shares, at a price of Euro 8.51 per share. As a result of this acquisition, Paulo José Lopes Varela came to hold a total of 7,134 PT shares.

24.Jun.10 | PT announced that it had been notified by Telefónica, pursuant to the terms of article 248-B of the Portuguese Securities Code and of article 14 of CMVM Regulation no. 5/2008, of the disposal of PT shares and the execution of equity swaps with cash settlement on PT shares. As a result of these transactions, Telefónica, came to hold directly a total of 18,122,661 PT shares, representing 2.02% of the share capital and voting rights in PT. PT further announced that it had been informed by Telefónica that this latter was a person closely related to the management of PT as two of its directors were also directors of PT, and therefore it had the obligation to notify PT of such transactions pursuant to paragraph 4, b) of article 248-B of the Portuguese Securities Code.

Digital Terrestrial Television

22.Jan.10 | PT confirmed that PT Comunicações had required to the telecoms regulator, ICP-ANACOM, and to the ERC the revocation of the licenses granted for the use of Multiplexers B to F since in its opinion the necessary conditions for the development of such project were no longer met.

Acquisition of GPTI

8.Feb.10 | PT announced  the acquisition of 100% of GPTI. The acquisition was carried out through the issuance of shares of Dedic, a 100% owned PT subsidiary that operates in the contact centre business in Brazil. Following the acquisition, GPTI’s shareholders became holders of 12.5% stake in Dedic. Depending on the operational and financial performance of GPTI in 2010 and 2011, this stake may range from 5% to 20%.

Notification of a decision of the AdC

2.Mar.10 | PT announced that the Lisbon Commerce Court had ruled entirely in favour of the appeal lodged by PT Comunicações against the Portuguese Competition Authority’s decision of 1 August 2007, which had condemned PT Comunicações in the payment of a fine amounting to Euro 38 million for allegedly refusing, without an objective justification, to grant access to certain sections of its duct system by TV Tel and Cabovisão. Therefore, PT Comunicações was cleared from the accusation of an infringement of competition rules, notably of abusing a dominant position, despite such decision could still be appealed.

Offer over Brasilcel

10.May.10 | PT announced that it had received an unsolicited, binding and unconditional offer from Telefónica to acquire PT’s 50% shareholding in Brasilcel, the holding company of Vivo Participações, for Euro 5.7 billion. PT further announced that its Board of Directors had unanimously rejected Telefónica’s offer.

1.Jun.10 | PT announced that it had received from Telefónica a revised proposal to acquire PT’s 50% shareholding in Brasilcel for Euro 6.5 billion, with two alternatives, one for the immediate sale of its entire stake and another to be executed at PT’s sole discretion during a three year period. The Board of Directors considered that the offer did not reflect the strategic value of Vivo for Telefónica and resolved to request a Shareholders’ Meeting so that PT’s shareholders could come to a decision on the offer. In addition, the Board of Directors appointed the Chairman, the Chief Executive Officer and the Chief Financial Officer to discuss the offer with Telefónica, until the aforementioned Shareholders’ Meeting took place.

4.Jun.10 | PT announced the summon by the Chairman of the Board of the General Meeting of a General Shareholders’ Meeting to be held on 30 June 2010 to resolve on the proposal received from Telefónica on 1 June 2010 for the acquisition of the shareholding held by Group Portugal Telecom in Brasilcel.

10.Jun.10 | PT published an information statement regarding the offer received from Telefónica.

29.Jun.10 | PT announced that it had received from Telefónica a revised price for the proposal to acquire PT’s 50% shareholding in Brasilcel. This new consideration amounted to Euro 7.15 billion and was effective until 2 July 2010. All the other terms and conditions of the offer received on 1 June 2010 remained unchanged.

30.Jun.10 | The Chairman of the Board of the General Meeting of Portugal Telecom announced that Telefónica offer of Euro 7.15 billion for Portugal Telecom’s 50% stake in Brasilcel had been rejected by the General Meeting.

Subsequent events

Offer over Brasilcel

17.Jul.10 | PT announced the expiration of Telefónica’s offer. Despite the Board of Directors’s resolution to formally request to Telefónica a final extension of the validity of the offer until 28 July 2010 and the negotiations undertaken for such purpose, on 17 July 2010 Telefónica informed Portugal Telecom that it had decided not to accept such request from the Board of Directors of Portugal Telecom for a final extension of the validity of the offer. The offer thus expired at 11:59 p.m. of 16 July 2010.

28.Jul.10 | PT announced that it had reached an agreement with Telefónica for the sale of PT’s 50% interest in Brasilcel. The Board of Directors of Portugal Telecom approved the sale of its 50% stake in Brasilcel to Telefónica for a total consideration of Euro 7.5 billion, of which: (i) Euro 4.5 billion will be paid on closing (no later than 60 days following this announcement); (ii) Euro 1 billion will be paid on 30 December 2010, and (iii) Euro 2 billion will be paid by no later than 31 October 2011.

Partnership with Oi Group

28.Jul.10 | PT announced a strategic partnership with Oi Group companies. The agreement reached between the parties includes the establishment of a strategic partnership between Portugal Telecom and Oi Group companies and will encompass a direct and indirect economic ownership by PT of 22.38% in Oi Group with a maximum estimated investment of R$ 8.4 billion (equivalent to Euro 3.7 billion, based on the exchange rate at the time). The partnership may also result in the acquisition by Telemar of a stake of up to 10% in Portugal Telecom. Portugal Telecom will have a relevant role in the management of Telemar Participações and its subsidiaries, including the right to appoint two directors at the board of Telemar Participações (one being an alternate member) and two directors at the board of Tele Norte Leste Participações. Additionally, as a strategic partner, PT will proportionate consolidate its stake in Telemar Participações, which fully consolidates Oi Group.

05
Main risks and uncertainties

Business risk management is acquiring increasing relevance, not only due to the current globalisation context, but also considering the dynamics that characterise the industry and business environment of PT. Therefore, risk management plays not only a critical role in mitigating risk factors that can have a negative impact both at company’s and stakeholders’ levels, but also contributes to the identification of new business opportunities.

Based on such commitment, PT is extending the scope of the work, investing in a structured Risk Management Framework to enable the identification of strategic and operational risks, implement and adequate controls that reduce the level of risk to an acceptable level. Therefore, Portugal Telecom has set a corporate unit which mission is to carry out an ongoing assessment, using international standards and practices like the COSO framework to monitor and improve the risk management process.

Risk Management is sponsored by the Executive Committee and directly supported by the management teams of the various business units, both at national and international levels, in order to ensure a timely identification and prioritisation of critical risks, and the development of risk management strategies in order to implement appropriate controls and ensure that the risk is maintained at an acceptable level. It should also be mentioned that the whole process is monitored by the Audit Committee, an independent supervisory body composed by non-executive board members.

As an economic group that carries out its business in several business areas, PT is exposed to various risks, being the following the main risk factors:

Regulation: PT is subject to the risk of regulatory changes or actions from national, international or European Union regulatory authorities that may create growing competitive pressure and affect its capacity to conduct its business in an effective manner. For additional information on this matter please refer to notes to the consolidated financial statements as at 30 June 2010.

Competition: Potential decline of PT`s revenues resulting from increased competition from other operators or new players in the market, namely through (i) development of new products and services, (ii) aggressive marketing and sales policies, (iii) improvements in product and service quality, (iv) increase in productivity and cost reduction, and (v) reconfiguration of the value chain from the customer’s point of view.

Technological evolution: Considering the history of quick technological changes, PT is subject to the risk of failing to leverage technological innovations and developments in its business model in order to gain or maintain competitive advantages. PT has created a company wide program, and developed specific methodologies and processes to identify future trends, anticipate business opportunities in a systematic way in all market segments of the company, involving internal experts in the innovation of new products and services, development of business concepts and operational efficiency.

Economic environment: The international financial crisis may lead to a prolonged recession in the Portuguese and world economies, which might have an impact at in the demand for products and services and, as a result, on PT’s operational and financial performance. As such, management continuously monitors impacts on the operational and financial performance of the Company.

Financial markets: Recent events have increased uncertainty and volatility in financial markets. Risk premium in the markets have increased significantly. As such, current conditions of the financial markets may have an adverse effect on PT’s ability to access the capital it needs to support its growth, its strategies, and to generate future financial returns. The management of the financial market risk is ensured by the Corporate Finance Department. PT establishes agreements regarding a set of derivative financial instruments in order to minimise the risk exposure to changes in interest rates. The acquisition of financial instruments is made after a careful analysis of risks and benefits inherent to this type of transactions and consulting with various entities operating in this market. These transactions are subject to prior approval by the Executive Committee and involve a permanent follow-up of the financial markets’ evolution and of the positions held by the Company.

Exchange rate exposure: PT holds strategic investments in foreign countries whose currency is not the Euro, namely Brazil and several African countries. Exchange rate fluctuations of those currencies against Euro can impact PT financial position and results. PT does not have a hedging policy regarding the value of these investments, however the Executive Committee analyses the execution of cash flow hedging of the dividends and other capital income.

Strategic partnerships: The growth strategy at international level is based on a combination of alliances, joint ventures and partnerships that enhance the Company’s competitive capacity. The Executive Committee of PT and its subsidiary companies play a central role in the management of this risk, by leveraging existing opportunities.

06
Qualified holdings

Pursuant to the terms of subparagraph c) of no. 1 of article 9 of Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários or “CMVM”) Regulation no. 5/2008, PT provides the following information regarding qualified holdings held by shareholders in PT’s share capital as communicated to PT by reference to 30 June 2010 or earlier as mentioned below:

•                  On 30 June 2010, Banco Espírito Santo Group (“BES Group”) held directly and/or indirectly 8.32% of the share capital and voting rights in PT. BES holding in PT, calculated in accordance with article 20 of the Portuguese Securities Code (“CVM”), is set out in the following table:

Entities	No. of Shares
BES Pension Fund	5,106,041
Companies in a control or group relationship with BES	69,458,802
Members of the management and supervisory bodies of BES	58,507
Total	74,623,350

BES further informed that Joaquim Aníbal Brito Freixial de Goes and Amílcar Carlos Ferreira de Morais Pires, who are directors of both BES and PT, held 2,437 and 2,146 PT shares (which are included in the table above), respectively.

•                  On 9 April 2010, Brandes Investments Partners, L.P. (“Brandes”) held, on behalf of its clients, a qualified holding corresponding to a total of 70,772,442 PT shares representing 7.89% of the share capital and voting rights in PT.

On 30 August 2010, PT disclosed that Brandes clients held 32,494,734 PT ordinary shares and 12,283,682 PT American Depositary Receipts (representing 12,283,682 PT ordinary shares), which, in total, represent approximately 4.99% of the voting rights corresponding to the share capital of PT. Such holding is attributed to Brandes as this entity is authorised to exercise the voting rights corresponding to the PT shares it has acquired on behalf of its investment management clients.

•                  On 30 June 2010, Caixa Geral de Depósitos Group (“Group CGD”) held directly and indirectly 7.33% of the share capital and voting rights in PT. Group CGD holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of Shares
Caixa Geral de Depósitos	55,083,637
Parcaixa, SGPS, S.A.	39,000
Companhia de Seguros Fidelidade - Mundial, S.A.	9,592,966
Império Bonança - Companhia de Seguros, S.A.	18,065
CGD Pension Fund	1,006,647
Total	65,740,315

•                  On 8 June 2010, PT announced that RS Holding, SGPS, S.A. (“RS Holding”) held a total of 60,698,090 PT shares, corresponding to 6.77% of the share capital and voting rights in PT, as set out in the following table:

Entities	No. of Shares
Insight Strategic Investments, SGPS, S.A	37,804,969
Ongoing Strategy Investments, SGPS, S.A.	22,600,000
Investoffice — Investimentos e Consultoria Financeira, S.A.	281,931
Nuno Vasconcellos	11,190
Total	60,698,090

RS Holding further informed that the abovementioned qualified holding continued to be attributed to Isabel Maria Alves Rocha dos Santos, as holder of 99.9% of RS Holding’s share capital and corresponding voting rights.

•                  On 23 June 2010, PT announced that UBS AG held a total of 52,396,466 ordinary shares representing 5.84% of PT’s share capital and corresponding voting rights, which is attributed to UBS AG through the following entities:

Entities	No. of Shares
UBS AG	23,543,633
UBS AG on behalf of several of its clients	26,340,149
CCR Asset Management	675,895
UBS Financial Services Inc	458,687
UBS Fund Management (Switzerland) AG	245,280
UBS Fund Services (Luxembourg) SA	807,553
UBS Global Asset Management (Americas) Inc	1,160
UBS Global Asset Management (Canada) Co	719
UBS Global Asset Management (Deutschland) GmbH	33,517
UBS Global Asset Management (UK) Ltd	150,189
UBS Global Asset Management Life Ltd	139,684
Total	52,396,466

On 17 August 2010, PT disclosed that UBS AG held 17,961,777 PT ordinary shares, representing 2.00% of the share capital and corresponding voting rights in PT.

•                  On 23 June 2010, PT announced that TPG-Axon Capital Management, LP held a total of 38,000,000 ordinary shares representing 4.24% of the share capital and voting rights in PT.

PT further disclosed that Mr. Dinakar Singh, an individual resident in New York, New York, United States of America, was in a control relationship with TPG-Axon Capital Management, LP and the funds it managed.

On 9 August 2010, PT announced that TPG-Axon Capital Management, LP came to hold, indirectly, 45,000,000 ordinary shares representing 5.02% of the share capital and voting rights in PT.

•                  On 30 June 2010, Grupo Visabeira SGPS, S.A. (“Visabeira Group”, company 83.52% owned by Mr. Fernando Campos Nunes) held a total of 11,523,213 PT shares, corresponding to 1.02% of the share capital and voting rights in PT. In addition, Visabeira Investimentos Financeiros, SGPS, S.A. (company 100% owned by Visabeira Estudos e Investimentos, S.A., which was 100% owned by Visabeira Serviços, SGPS, S.A., which in turn was 100% owned by the Visabeira Group) held a total of 11,144,260 shares, corresponding to 0.99% of the share capital and voting rights in PT. In global terms, the qualified holding of Visabeira Group, and the respective majority shareholder, in PT totalled 22,667,473 shares, corresponding to 2.53% of PT’s share capital and voting rights.

•                  On 21 June 2010, PT announced that Barclays Plc held directly and indirectly 22,272,374 PT ordinary shares, representing 2.48% of the share capital and voting rights in PT. Barclays Plc holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of Shares
Barclays Bank Plc	494,164
Barclays Bank S.A.	104,855
Barclays Capital Inc	108,820
Barclays Capital Luxembourg SaRL	250,000
Barclays Capital Securities Ltd	21,002,025
Barclays Wealth Managers Portugal — SGFIM S.A.	312,510
Total	22,272,374

On 27 August 2010, PT disclosed that Barclays Plc held directly and indirectly 22,111,522 ordinary shares representing 2.47% of PT’s share capital and corresponding voting rights.

•                  On 27 May 2010, PT announced that Deutsche Bank AG (“DB AG”) held directly and indirectly 21,160,087 PT ordinary shares, representing 2.36% of the share capital and voting rights in PT. DB AG holding in PT, calculated in accordance with article 20 of the CVM, is set out in the following table:

Entities	No. of Shares
DB AG	6,143,717
Deutsche Asset Management Investmentgesellschaft mBH	52,573
Deutsche Asset Management (Japan) Limited	5,370
Deutsche Asset Management (Korea) Company Limited	9,240
Deutsche Investment Management Americas Inc	53,939
DWS Investment GmbH	13,780,302
DWS Investment SA, Luxembourg	1,010,189
DWS Investments (Spain) S.G.I.I.C S.A	7,000
Frankfurt-Trust Investment-Gesellshaft mBH	82,757
Sal Oppenheim (France) S.A.	15,000
Total	21,160,087

On 19 July 2010, PT further disclosed that DB AG held a total of 19,948,715 ordinary shares representing 2.23% of PT’s share capital and corresponding voting rights.

•                  On 10 December 2009, PT announced that BlackRock Inc. held indirectly a total of 21,025,118 ordinary shares representing 2.35% of PT’s share capital and corresponding voting rights. According to the information received from BlackRock, Inc., the above mentioned shares and voting rights were held through BlackRock Investment Management (UK) Limited.

•                  On 3 February 2010, PT announced that Controlinveste International Finance, S.A. held a total of 20,419,325 PT shares, corresponding to 2.28% of the share capital and voting rights in PT.

PT further informed that Controlinveste International Finance, S.A. was fully owned by Controlinveste International, S.à.r.l., which was owned by Controlinveste Comunicações, SGPS, S.A. and

Olivedesportos — Publicidade, Televisão e Media, S.A., and that Controlinveste Comunicações, SGPS, S.A. was fully owned by Olivedesportos — Publicidade, Televisão e Media, S.A., which, in turn, was fully owned by Sportinveste, SGPS, S.A. This latter company was fully owned by Controlinveste, SGPS, S.A., which, in turn, was fully owned by Mr. Joaquim Francisco Alves Ferreira de Oliveira. Pursuant to no.1 of article 20 of the CVM, the voting rights corresponding to the above mentioned 20,419,325 PT shares representing 2.28% of PT’s share capital continued to be attributed to Mr. Joaquim Francisco Alves Ferreira de Oliveira.

•                  On 2 June 2010, PT announced that Norges Bank held a total of 19,128,066 PT shares representing 2.13% of the share capital and voting rights in PT.

PT disclosed, on 7 July 2010, that Norges Bank held 46,502,945 ordinary shares representing 5.19% of PT’s share capital and corresponding voting rights.

•                  On 24 June 2010, PT announced that Telefónica, S.A. held directly a total of 18,122,661 PT shares representing 2.02% of the share capital and voting rights in PT.

This qualified holding was notified by Telefónica to PT on 23 June 2010. Subsequently, on 28 June 2010, CMVM announced to the market a draft decision of its Management Board according to which the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica. To date, the CMVM did not disclose any final decision nor did Telefónica communicate to PT any change or correction as regards that qualified holding.

Additionally, on 30 August 2010, PT disclosed that a Capital Research and Management Company, which on 30 June 2010 did not hold any qualified holding in PT, came to hold 45,456,844 ordinary shares representing 5.07% of PT’s share capital and corresponding voting rights. The shares corresponding to such qualified holding are owned by mutual funds under the discretionary management of Capital Research and Management Company.

List of the holdings pursuant to the terms of article 447 of the Portuguese Companies Code

Pursuant to the terms of article 447 of the Portuguese Companies Code, PT provides the following information regarding the holdings of the members of the Board of Directors and of the Statutory Auditor of PT as of 30 June 2010:

Board of Directors (including the members of the Audit Committee)

Henrique Granadeiro owns 150 PT shares.

Zeinal Bava owns 63,161 PT shares. His spouse owns 75 PT shares.

Luís Pacheco de Melo owns 45 PT shares.

Carlos Alves Duarte owns 40 PT shares.

Manuel Rosa da Silva owns 90 PT shares.

Shakhaf Wine does not own any PT shares or any shares in other companies in a control or group relationship with PT.

José María Álvarez-Pallete Lopéz owns 100 PT shares. José María Álvarez-Pallete Lopéz is a board member of Telefónica, which owns a qualified position of 18,122,661 PT ordinary shares, corresponding to 2.02% of PT’s share capital and voting rights.

Francisco Manuel Marques Bandeira owns 483 PT shares. Francisco Manuel Marques Bandeira is a board member of Caixa Geral de Depósitos, which owns a qualified position of 65,740,315 PT ordinary shares, corresponding to 7.33% of PT’s share capital and voting rights.

José Guilherme Xavier de Basto does not own any PT shares or any shares in other companies in a control or group relationship with PT.

Santiago Fernández Valbuena owns 100 PT shares. Santiago Fernández Valbuena is a board member of Telefónica, which owns a qualified position of 18,122,661 PT ordinary shares, corresponding to 2.02% of PT’s share capital and voting rights.

João Manuel de Mello Franco owns 12,986 PT shares. His spouse owns 322 PT shares.

Joaquim Aníbal Brito Freixial de Goes owns 2,437 PT shares. Joaquim Aníbal Brito Freixial de Goes is a board member of BES, which owns a qualified position of 74,623,350 PT ordinary shares, corresponding to 8.32% of PT’s share capital and voting rights.

Mário João de Matos Gomes does not own any PT shares or any shares in other companies in a control or group relationship with PT.

Gerald Stephen McGowan does not own any PT shares or any shares in other companies in a control or group relationship with PT.

Rafael Luís Mora Funes does not own any PT shares or any shares in other companies in a control or group relationship with PT. His spouse owns 501 PT shares. Rafael Luís Mora Funes is a board member of RS Holding, SGPS, S.A., which owns a qualified position of 60,698,090 PT ordinary shares, corresponding to 6.77% of PT’s share capital and voting rights.

Maria Helena Nazaré does not own any PT shares or any shares in other companies in a control or group relationship with PT.

Amílcar Carlos Ferreira de Morais Pires owns 2,146 PT shares. Amílcar Carlos Ferreira de Morais Pires is a board member of BES, which owns a qualified position of 74,623,350 PT ordinary shares, corresponding to 8.32% of PT’s share capital and voting rights.

Francisco Teixeira Pereira Soares does not own any PT shares or any shares in other companies in a control or group relationship with PT.

Jorge Humberto Correia Tomé does not own any PT shares or any shares in other companies in a control or group relationship with PT. Jorge Humberto Correia Tomé Varela is a board member of Caixa Geral de Depósitos, which owns a qualified position of 65,740,315 PT ordinary shares, corresponding to 7.33% of PT’s share capital and voting rights.

Paulo José Lopes Varela owns 7,134 PT shares. Paulo José Lopes Varela is a board member of Visabeira Group, which owns a qualified position of 22,667,473 PT ordinary shares, corresponding to 2.53% of PT’s share capital and voting rights.

Milton Almicar Silva Vargas does not own any PT shares or any shares in other companies in a control or group relationship with PT.

Nuno de Almeida e Vasconcellos owns 11,190 PT shares. Nuno de Almeida e Vasconcellos is the Chairman of the Board of Directors of RS Holding, SGPS, S.A., which owns a qualified position of 60,698,090 PT ordinary shares, corresponding to 6.77% of PT’s share capital and voting rights.

Statutory Auditor

Pedro Matos Silva, Statutory Auditor, does not own any PT shares or any shares in other companies in a control or group relationship with PT.

07
Outlook

Outlook for the second half

In line with its strategy, PT will continue to be a company oriented for growth, aiming at fully exploring the potential of its asset portfolio and to continue to selectively pursue opportunities in selected markets. In the domestic market, PT aims to take full advantage of existing and future opportunities in the telecommunications, multimedia and IT businesses through the continued development of new services and convergent offers for all market segments. Internationally, PT intends to further develop its recent partnership with Oi, taking advantage of the growth potential of the Brazilian market in voice and data services and leverage on its strong experience in fixed-mobile convergence, and to exploit opportunities in high-growth markets where PT has clear competitive advantages.

In order to anticipate these challenges, PT’s strategy in the domestic market will be based upon the development of fixed-mobile and telecoms-multimedia-IT convergent services for all segments of the market aimed at improving customer loyalty and decreasing retention costs, while using the various brands in an integrated manner. PT’s strategy will also be based on the deployment of services aimed at providing a pay-TV and triple-play offering with distinctive and customised content and features tailored to meet the customer needs and to provide today the experience of the TV of the future. In the personal and residential segments, PT will continue to leverage on the multi-screen strategy designed to provide telecoms and multimedia access to new and more sophisticated services and applications. In the business segments, PT will continue to invest in the development of new services designed to fully exploit the new horizons opened by the investment in next generation access networks, namely using the FTTH (fibre-to-the-home) technology, and by the new services and applications brought by new concepts based on cloud computing. PT will continue to invest to further develop new and more effective core and access platforms, while at the same time will continue to contribute to the development of the information society in Portugal and to promoting the info-inclusion of all Portuguese citizens not only in the urban areas, but also in the more remote and rural regions of Portugal. PT will continue streamlining its businesses by rationalising its cost structure through productivity increases and business process reengineering.

Internationally, PT aims to continue exploring the growth potential of its Brazilian assets, in partnership with Oi, leveraging on Brazil’s favourable demographics, growth prospects in telecoms, both in voice and data, in multimedia, in IT and on the opportunity for the fixed-mobile integration. PT will continue to invest in the development of new technologies and services. PT also aims to continue increasing its exposure to high-growth markets in Africa by selectively considering value-creating opportunities and taking full advantage of its existing asset portfolio and partnerships.

PT will continue to operate in a highly competitive and regulated environment that will pose continued risks and threats to its existing businesses, placing the profitability of its assets under pressure.

In line with its stated remuneration policy, PT will continue to provide attractive shareholder remuneration combined with above-average growth prospects, provided by its international portfolio.

08
Statement by the persons responsible

For the purposes of article 246 of the Portuguese Securities Code, the members of the Board of Directors of Portugal Telecom, SGPS S.A. identified hereunder declare, in the capacity and within their functions as described therein, that, to the best of their knowledge and grounded on the information to which they had access within such Board of Directors and/or Executive Committee, as applicable, while in office:

•                  The information included in the financial statements concerning the first half of 2010 was prepared in compliance with the requirements of the IAS 34 — Interim Financial Reporting standard, in accordance with the applicable law and gives a true and fair view of the assets, liabilities, financial position and profit or loss of Portugal Telecom, SGPS S.A. and of the undertakings included in the consolidation as a whole;

•                  The interim management report includes a fair review, as an indication, of the important events occurred during the first half of 2010 and their impact on the interim financial statements, together with an accurate description of the principal risks and uncertainties for the second half of the financial year.

Lisbon, 4 August 2010

Henrique Granadeiro, Chairman of the Board of Directors

Zeinal Bava, Chief Executive Officer

Luís Pacheco de Melo, Executive Director, Chief Financial Officer

Carlos Alves Duarte, Executive Director

Manuel Rosa da Siva, Executive Director

Shakhaf Wine, Executive Director

José Maria Alvarez-Pallete Lopéz, Non-Executive Director

Francisco Manuel Marques Bandeira, Non-Executive Director

José Guilherme Xavier de Basto, Non-Executive Director

Santiago Fernández Valbuena, Non-Executive Director

João Manuel de Mello Franco, Non-Executive Director

Joaquim Anibal Brito Freixial de Goes, Non-Executive Director

Mário João de Matos Gomes, Non-Executive Director

Gerald Stephen McGowan, Non-Executive Director

Rafael Luís Mora Funes, Non-Executive Director

Maria Helena Nazaré, Non-Executive Director

Amílcar Carlos Ferreira de Morais Pires, Non-Executive Director

Francisco Teixeira Pereira Soares, Non-Executive Director

Jorge Humberto Correia Tomé, Non-Executive Director

Paulo José Lopes Varela, Non-Executive Director

Milton Almicar Silva Vargas, Non-Executive Director

Nuno Rocha dos Santos de Almeida e Vasconcellos, Non-Executive Director

Consolidated financial statements

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED INCOME STATEMENT

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

Euro

				Unaudited
			1H09		2Q09
	Notes	1H10	(restated)	2Q10	(restated)
REVENUES
Services rendered		3,426,316,910	2,991,566,495	1,780,588,347	1,513,411,915
Sales		188,052,122	186,934,087	95,615,797	91,956,858
Other revenues		67,845,835	56,506,226	32,581,566	24,327,469
	5	3,682,214,867	3,235,006,808	1,908,785,710	1,629,696,242
COSTS, LOSSES AND (INCOME)
Wages and salaries		410,746,835	338,805,834	212,100,278	177,217,715
Direct costs		675,725,857	534,679,935	351,567,489	273,337,792
Commercial costs		581,442,197	524,265,041	304,432,690	261,722,682
Supplies and external services		505,727,653	475,282,534	268,020,912	245,513,568
Indirect taxes		155,884,990	113,752,808	81,195,353	58,122,247
Provisions and adjustments		55,682,565	49,829,289	27,831,874	18,315,406
Depreciation and amortisation	11	773,001,281	667,067,574	395,223,895	341,527,413
Net post retirement benefits costs	6	35,645,133	44,810,000	17,822,566	22,405,000
Curtailment costs, net	6	9,239,213	3,486,016	4,061,051	1,640,967
Losses (gains) on disposal of fixed assets, net		818,933	61,232	792,839	(434,659)
Other costs, net		12,479,708	14,038,522	6,963,183	13,644,654
		3,216,394,365	2,766,078,785	1,670,012,130	1,413,012,785
Income before financial results and taxes	5	465,820,502	468,928,023	238,773,580	216,683,457
FINANCIAL LOSSES AND (GAINS)
Net interest expense	5 and 7	150,480,186	144,720,158	77,638,758	72,363,228
Equity in earnings of associated companies, net	5	(83,920,268)	(102,201,530)	(45,155,672)	(53,512,022)
Net other financial losses (gains)	5 and 8	(25,081,634)	11,842,778	(26,158,745)	17,080,081
		41,478,284	54,361,406	6,324,341	35,931,287
Income before taxes		424,342,218	414,566,617	232,449,239	180,752,170
Income taxes	5 and 9	79,660,465	118,382,426	16,914,004	62,622,573
NET INCOME		344,681,753	296,184,191	215,535,235	118,129,597
Attributable to minority interests		80,187,549	39,607,837	51,356,779	28,177,241
Attributable to equity holders of the parent	10	264,494,204	256,576,354	164,178,456	89,952,356

Earnings per share
Basic	10	0.30	0.29	0.19	0.10
Diluted	10	0.30	0.29	0.18	0.10

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX AND THREE MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

Euro

				Unaudited
			1H09		2Q09
	Notes	1H10	(restated)	2Q10	(restated)
Income and expenses recognised directly in shareholders’ equity
Foreign currency translation adjustments (i)		590,335,686	588,909,606	385,453,213	360,456,627
Post retirement benefits
Net actuarial gains (losses)	6	(143,201,263)	15,575,484	(140,750,376)	88,587,920
Tax effect	9	37,948,335	(4,127,503)	37,298,850	(23,475,799)
Financial instruments
Hedge accounting
Change in fair value		(4,912,173)	(359,172)	(1,908,472)	63,956
Transferred to profit and loss		1,908,342	294,108	950,033	147,054
Tax effect		871,111	17,242	329,082	(55,918)
Other expenses recognised directly in shareholders’ equity, net		(3,596,017)	(4,816,655)	(4,112,335)	(4,117,164)
		479,354,021	595,493,110	277,259,995	421,606,676
Reserves recognised directly in shareholders’ equity
Reassessement of the deferred tax liability related to the revaluation of assets (ii)		—	17,395,129	—	17,395,129
Total earnings and reserves recognised directly in shareholders’ equity		479,354,021	612,888,239	277,259,995	439,001,805
Income recognised in the income statement		344,681,753	296,184,191	215,535,235	118,129,597
Total income recognised		824,035,774	909,072,430	492,795,230	557,131,402
Attributable to minority interests		232,305,527	196,597,120	149,434,399	130,041,756
Attributable to equity holders of the parent		591,730,247	712,475,310	343,360,831	427,089,646

(i)

Gains recorded in the six and three month periods ended 30 June 2010 and 2009 are primarily related to the appreciation of the Real against the Euro. The accumulated foreign currency translation adjustments as at 30 June 2010 amounted to Euro 1.37 billion, of which around 90% are related to Portugal Telecom’s investment in Vivo.

(ii)

Following the decision in the second quarter of 2009 to transfer certain real estate assets to the pension funds, and in accordance with IAS 12 Income Taxes, the deferred tax liability related to the revaluation of these assets was adjusted in order to reflect the manner in which Portugal Telecom expected to recover the carrying amounts of these assets.

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

30 JUNE 2010, 31 DECEMBER 2009 AND 1 JANUARY 2009

Euro

			31 Dec 2009	1 Jan 2009
	Notes	30 Jun 2010	(restated)	(restated)
ASSETS
Current Assets
Cash and cash equivalents		1,981,096,849	1,449,516,549	1,010,655,198
Short-term investments		20,489,656	26,867,252	52,933,160
Accounts receivable		1,928,569,332	1,568,572,068	1,446,486,899
Inventories		240,478,052	239,877,325	297,382,098
Taxes receivable		308,182,132	254,765,524	317,865,624
Prepaid expenses		222,980,541	137,262,528	131,470,086
Other current assets		31,421,527	22,191,369	60,188,716
Total current assets		4,733,218,089	3,699,052,615	3,316,981,781
Non-Current Assets
Taxes receivable		211,516,015	196,429,460	140,771,497
Financial investments		621,752,772	614,095,973	634,290,577
Intangible assets	11	4,363,006,006	4,074,303,198	3,486,237,730
Tangible assets	11	4,894,544,647	4,843,868,200	4,621,486,868
Post retirement benefits	6	1,112,116	67,588,596	1,557,026
Deferred taxes	9	1,087,799,184	1,019,511,128	1,032,723,979
Other non-current assets		404,345,694	325,643,568	487,195,313
Total non-current assets		11,584,076,434	11,141,440,123	10,404,262,990
Total assets		16,317,294,523	14,840,492,738	13,721,244,771
LIABILITIES
Current Liabilities
Short-term debt	12	1,068,513,729	494,531,900	2,254,666,256
Accounts payable		1,259,503,640	1,335,127,377	1,372,302,781
Accrued expenses		605,209,031	636,891,386	647,156,746
Deferred income		421,761,581	417,777,933	362,622,368
Taxes payable		387,454,380	293,891,365	337,641,837
Provisions		82,140,091	77,815,865	72,214,080
Other current liabilities		144,164,529	142,370,844	107,020,445
Total current liabilities		3,968,746,981	3,398,406,670	5,153,624,513
Non-Current Liabilities
Medium and long-term debt	12	7,025,850,746	6,551,516,128	4,441,190,114
Taxes payable		77,693,866	59,217,420	38,730,319
Provisions		120,077,639	102,629,790	96,806,426
Post retirement benefits	6	1,646,507,625	1,558,341,521	1,836,850,906
Deferred taxes	9	467,699,043	483,112,334	462,192,770
Other non-current liabilities		343,603,797	299,822,417	495,612,901
Total non-current liabilities		9,681,432,716	9,054,639,610	7,371,383,436
Total liabilities		13,650,179,697	12,453,046,280	12,525,007,949
SHAREHOLDERS’ EQUITY
Share capital		26,895,375	26,895,375	26,895,375
Treasury shares		(178,071,827)	(178,071,827)	(178,071,827)
Legal reserve		6,773,139	6,773,139	6,773,139
Reserve for treasury shares		6,970,320	6,970,320	6,970,320
Revaluation reserve		700,531,761	722,108,135	790,686,788
Other reserves and accumulated earnings		828,172,495	733,636,104	(421,227,368)
Equity excluding minority interests		1,391,271,263	1,318,311,246	232,026,427
Minority interests		1,275,843,563	1,069,135,212	964,210,395
Total equity		2,667,114,826	2,387,446,458	1,196,236,822
Total liabilities and shareholders’ equity		16,317,294,523	14,840,492,738	13,721,244,771

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM, SGPS, SA

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2009 AND 2010

Euro

						Other	Equity
				Reserve for		reserves and	excluding
	Share	Treasury	Legal	treasury	Revaluation	accumulated	minority	Minority	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 1 January 2009, restated	26,895,375	(178,071,827)	6,773,139	6,970,320	790,686,788	(421,227,368)	232,026,427	964,210,395	1,196,236,822
Dividends (Note 10)	—	—	—	—	—	(503,626,688)	(503,626,688)	(75,096,810)	(578,723,498)
Share capital increase in Group company	—	—	—	—	—	—	—	12,045,978	12,045,978
Reassessement of the deferred tax liability related to the revaluation of assets	—	—	—	—	17,395,129	—	17,395,129	—	17,395,129
Realization of revaluation reserves	—	—	—	—	(21,646,643)	21,646,643	—	—	—
Income recognized directly in equity	—	—	—	—	—	438,503,827	438,503,827	156,989,283	595,493,110
Income recognized in the income statement	—	—	—	—	—	256,576,354	256,576,354	39,607,837	296,184,191
Balance as at 30 June 2009, restated	26,895,375	(178,071,827)	6,773,139	6,970,320	786,435,274	(208,127,232)	440,875,049	1,097,756,683	1,538,631,732

Euro

						Other	Equity
				Reserve for		reserves and	excluding
	Share	Treasury	Legal	treasury	Revaluation	accumulated	minority	Minority	Total
	capital	shares	reserve	shares	reserve	earnings	interests	interests	equity
Balance as at 31 December 2009, restated	26,895,375	(178,071,827)	6,773,139	6,970,320	722,108,135	733,636,104	1,318,311,246	1,069,135,212	2,387,446,458
Dividends (Note 10)	—	—	—	—	—	(503,626,688)	(503,626,688)	(34,263,542)	(537,890,230)
Acquisitions, disposals and share capital increases (Note 2)	—	—	—	—	—	—	—	8,666,366	8,666,366
Tax effect on equity component of exchangeable bonds (Note 9)	—	—	—	—	—	(15,143,542)	(15,143,542)	—	(15,143,542)
Realization of revaluation reserves	—	—	—	—	(21,576,374)	21,576,374	—	—	—
Income recognized directly in equity	—	—	—	—	—	327,236,043	327,236,043	152,117,978	479,354,021
Income recognized in the income statement	—	—	—	—	—	264,494,204	264,494,204	80,187,549	344,681,753
Balance as at 30 June 2010	26,895,375	(178,071,827)	6,773,139	6,970,320	700,531,761	828,172,495	1,391,271,263	1,275,843,563	2,667,114,826

The accompanying notes form an integral part of these financial statements.

PORTUGAL TELECOM SGPS, SA

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTH PERIODS ENDED 30 JUNE 2010 AND 2009

Euro

	Notes	1H10	1H09

OPERATING ACTIVITIES
Collections from clients		4,141,795,786	3,644,915,952
Payments to suppliers		(2,369,502,287)	(2,025,317,155)
Payments to employees		(424,064,255)	(371,908,309)
Payments relating to income taxes	13.a	(71,170,712)	(27,895,928)
Payments relating to post retirement benefits	6	(33,443,025)	(86,522,548)
Payments relating to indirect taxes and other	13.b	(342,362,054)	(204,665,941)
Cash flow from operating activities (1)		901,253,453	928,606,071

INVESTING ACTIVITIES
Cash receipts resulting from:
Short-term financial applications		9,355,591	23,173,091
Financial investments		1,440,176	291,713
Tangible and intangible assets		7,197,482	5,725,561
Interest and related income		23,957,741	39,262,199
Dividends	13.c	52,784,423	68,499,559
Other investing activities		280,857	9,281,048
		95,016,270	146,233,171
Payments resulting from:
Short-term financial applications		(2,977,995)	(212,959)
Financial investments		(114,962)	(678,005)
Tangible and intangible assets		(575,515,018)	(644,320,753)
Other investing activities		(754,550)	(4,543,784)
		(579,362,525)	(649,755,501)
Cash flow from investing activities (2)		(484,346,255)	(503,522,330)

FINANCING ACTIVITIES
Cash receipts resulting from:
Loans obtained	13.d	11,582,632,427	17,557,897,803
Increases in share capital and paid-in surplus	13.e	—	13,821,576
Subsidies		1,522,176	472,431
Other financing activities	13.f	1,881,257	30,130,416
		11,586,035,860	17,602,322,226
Payments resulting from:
Loans repaid	13.d	(10,702,001,777)	(16,864,675,436)
Lease rentals (principal)		(9,230,300)	(5,377,303)
Interest and related expenses		(239,647,436)	(264,412,774)
Dividends	13.g	(567,385,648)	(549,069,333)
Other financing activities	13.f	(497,918)	(37,965,144)
		(11,518,763,079)	(17,721,499,990)
Cash flow from financing activities (3)		67,272,781	(119,177,764)

Cash and cash equivalents at the beginning of the period		1,449,516,549	1,010,655,198
Change in cash and cash equivalents (4)=(1)+(2)+(3)		484,179,979	305,905,977
Effect of exchange differences		47,400,321	73,944,270
Cash and cash equivalents at the end of the period		1,981,096,849	1,390,505,445

The accompanying notes form an integral part of these financial statements.

Portugal Telecom, SGPS, SA

Notes to the Consolidated Financial Statements

As at 30 June 2010

(Amounts stated in Euros, except where otherwise mentioned)

1.                  Introduction

Portugal Telecom, SGPS, SA (“Portugal Telecom”) and its subsidiaries (“Group”, “Portugal Telecom Group”, or “the Company”) are engaged in rendering a comprehensive range of telecommunications and multimedia services in Portugal and other countries or regions, including Brazil and Africa. These services have not significantly changed during the six months period ended 30 June 2010, as compared to those reported in our last annual report.

The accompanying consolidated financial statements were approved by the Board of Directors and authorized for issue on 4 August 2010.

2.                  Basis of presentation

These consolidated financial statements have been prepared in accordance with International Accounting Standard Nº. 34 “IAS 34 Interim Financial Reporting”. These financial statements do not include all the information required by the International Financial Reporting Standards (“IFRS”) and accordingly should be read in conjunction with the consolidated financial statements for the year ended 31 December 2009. In addition, further explanations for the main changes of revenues and costs are disclosed in our interim management report, which should be read in conjunction with these interim consolidated financial statements.

The consolidation principles followed in the preparation of these interim financial statements are the same as were applied in the preparation of the last annual consolidated financial statements.

Changes in the consolidation perimeter

On 7 February 2010, Portugal Telecom, through Mobitel, S.A. (“Dedic”), a company that operates in the call centre business in Brazil, agreed to acquire a 100% equity stake in GPTI, S.A. (“GPTI”), a company which renders services related to information systems and technologies wich are a complement to the services provided by Dedic. The purchase price of this acquisition included (1) the issuance of shares of Dedic corresponding to a 12.5% stake, and (2) an option granted to the former shareholder of GPTI to increase or decrease that stake up to 7.5%, depending on the operational and financial performance of GPTI during 2010 and 2011. As a result of this acquisition, which was completed through the issuance of shares of Dedic on 1 March 2010 (the effective date of the acquisition of control), the former shareholder of GPTI holds a 12.5% stake in Dedic.

The detail of the net assets of GPTI that were consolidated as at 1 March 2010 and the goodwill recorded on a preliminary basis in connection with the transaction mentioned above is as follows:

Euro million

		Fair value
	Book value	adjustments (i)	Fair value
NET ASSETS ACQUIRED
Accounts receivable	13.2	—	13.2
Taxes receivable	1.9	—	1.9
Intangible assets	—	2.5	2.5
Tangible assets	0.9	—	0.9
Other assets	0.0	—	0.0
Short-term debt	(17.5)	—	(17.5)
Accounts payable	(2.5)	—	(2.5)
Taxes payable	(10.7)	—	(10.7)
Current provisions	(4.1)	—	(4.1)
Medium and long-term debt	(13.3)	—	(13.3)
Non-current provisions	(1.8)	(0.9)	(2.7)
Other liabilities	(3.0)	—	(3.0)
Total net assets acquired	(36.9)	1.6	(35.3)
Purchase price (ii)			13.6
Goodwill resulting from the difference between the purchase price and net assets acquired			48.9
Gain related to the dilution effect on the share capital increase (iii)			(2.8)
Total goodwill (Note 11)			46.1

(i)

The fair value adjustments of assets and liabilities were made on a preliminary basis and could be subject to changes within a 12 month period from the date of acquisition. The fair value adjustments related to intangible assets consist of the estimate fair value of recurrring contracts entered into between GPTI and certain customers. The fair value adjustments related to non-current provisions correspond to the fair value of certain tax contingencies whose settlement was considered to be possible at the date of acquisition.

(ii)

As mentioned above, the purchase price includes (a) 28.3 million Brazilian Reais (Euro 11.4 million) corresponding to the fair value of the share capital increase at Dedic at the acquisition date, and (b) 5.4 million Brazilian Reais (Euro 2.2 million) corresponding to the fair value as at 1 March 2010 of the option granted to the former shareholder of GPTI.

(iii)

As a result of the above mentioned share capital increase at Dedic, Portugal Telecom obtained a gain of 6.8 million Brazilian Reais (Euro 2.8 million), which resulted from the difference between its proportion in the share capital increase and the dilution effect on its stake in Dedic. This gain was recorded as a reduction to goodwill.

As a result of the acquisition of GPTI, minority interests of Dedic amounted to Euro 8.7 million as at 1 March 2010, corresponding to the fair value of the 12.5% stake in Dedic (Euro 11.4 million) net of the gain of Euro 2.8 million mentioned above.

The contribution of GPTI  for Portugal Telecom’s results in the six and three month periods ended 30 June 2010 was a net profit before minority interests of Euro 0.8 million and Euro 0.7 million, respectively, including operating revenues of Euro 21 million and Euro 16 million, respectively. The pro-forma of Portugal Telecom’s consolidated operating revenues and net income before minority interests for the six months period ended 30 June 2010 as if GPTI had been consolidated as from 1 January 2010 are as follows:

Euro million

		GPTI’s results for
		January and	Pro-forma
	Reported figures	February of 2010	information
Operating revenues	3,682	8	3,690
Net income (before minoritty interests)	345	(5)	340

Except for the change mentioned above, there is no relevant additional change in the consolidation Group during the six months period ended 30 June 2010.

3.                  Accounting policies, judgments and estimates

Except for the change in accounting policy mentioned below, the accounting policies, judgments and estimates applied in this interim consolidated financial statements are consistent with those applied in Portugal Telecom’s last annual financial statements.

The IFRIC 12 Service Concession Arrangements became effective as from 1 January 2010, following its approval by the European Commission as at 25 March 2009, and is applicable to Portugal Telecom in relation with the concession arrangement of an international operation which renders fixed line telecommunication services. Under this concession arrangement and in accordance with IFRIC 12, Portugal Telecom recognized an intangible asset related to the right to charge users of the public service, which is not an unconditional right to receive cash because the amounts are contingent on the extent to which the public uses the service. This intangible asset, which will be depreciated until the end of the concession arrangement, was determined as at 1 January 2009 as (1) the carrying value of the tangible assets related to the concession arrangement, plus (2) the present value of the estimated concession rents payable up to the end of the concession arrangement. In addition, the 2009 Consolidated Income Statement was adjusted in the following manner: (i) revenues were increased to reflect, in accordance with IAS 11 Construction Contracts and IAS 18 Revenue, the services that the operators perform under this concession arrangement; (ii) supplies and external services were increased to reflect the investments incurred with the development of the fixed line network and decreased by the cost associated with the annual concession rent; and (iii) depreciation and amortization costs were decreased by the difference between the intangible asset amortization, until the term of the concession arrangement, and the amortization of the former tangible assets related to the concession arrangement, based on their useful lifes. As permitted by the transition rules of IFRIC 12, this change in accounting policy was not accounted for retrospectively as required by IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, but instead was applied prospectively as from 1 January 2009 based on the carrying amounts of tangible assets related to the concession arrangement, as mentioned above. The following changes were made to the previously reported Consolidated Statements of Financial Position as at 31 December 2008 and 2009 and Consolidated Income Statements for the six and three month periods ended 30 June 2009:

Statement of financial position as at 1 January 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement

Assets
Intangible assets	3,463,038,116	23,199,614	3,486,237,730
Tangible assets	4,637,837,013	(16,350,145)	4,621,486,868
Other assets	5,613,520,173	—	5,613,520,173
Total assets	13,714,395,302	6,849,469	13,721,244,771
Liabilities
Other non-current liabilities	488,763,432	6,849,469	495,612,901
Other liabilities	12,029,395,048	—	12,029,395,048
Total liabilities	12,518,158,480	6,849,469	12,525,007,949
Equity excluding minority interests	232,026,427	—	232,026,427
Minority interests	964,210,395	—	964,210,395
Total shareholders’ equity	1,196,236,822	—	1,196,236,822
Total liabilities and shareholders’ equity	13,714,395,302	6,849,469	13,721,244,771

Statement of financial position as at 31 December 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement

Assets
Intangible assets	4,046,670,219	27,632,979	4,074,303,198
Tangible assets	4,862,214,772	(18,346,572)	4,843,868,200
Other assets	5,922,321,340	—	5,922,321,340
Total assets	14,831,206,331	9,286,407	14,840,492,738
Liabilities
Deferred taxes	482,219,973	892,361	483,112,334
Other non-current liabilities	294,105,452	5,716,965	299,822,417
Other liabilities	11,670,111,529	—	11,670,111,529
Total liabilities	12,446,436,954	6,609,326	12,453,046,280
Equity excluding minority interests	1,317,508,122	803,124	1,318,311,246
Minority interests	1,067,261,255	1,873,957	1,069,135,212
Total shareholders’ equity	2,384,769,377	2,677,081	2,387,446,458
Total liabilities and shareholders’ equity	14,831,206,331	9,286,407	14,840,492,738

Income statement for the six months period ended 30 June 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement

Total revenues	3,231,498,170	3,508,638	3,235,006,808
Costs, losses and (income)
Supplies and external services	472,704,107	2,578,427	475,282,534
Depreciation and amortisation	668,290,769	(1,223,195)	667,067,574
Other operating expenses, net	1,623,728,677	—	1,623,728,677
Income before financial results and taxes	466,774,617	2,153,406	468,928,023
Financial results	(54,361,406)	—	(54,361,406)
Income taxes	(117,844,075)	(538,351)	(118,382,426)
Net income	294,569,136	1,615,055	296,184,191

Attributable to minority interests	38,477,299	1,130,538	39,607,837
Attributable to equity holders of the parent	256,091,837	484,517	256,576,354
Earnings per share
Basic	0.29	0.00	0.29
Diluted	0.29	0.00	0.29

Income statement for the three months period ended 30 June 2009	Euro

	Prior to	Impacts of
	IFRIC 12	IFRIC 12	Restated
	adoption	adoption	statement

Total revenues	1,627,008,143	2,688,099	1,629,696,242
Costs, losses and (income)
Supplies and external services	243,382,187	2,131,381	245,513,568
Depreciation and amortisation	342,119,567	(592,154)	341,527,413
Other operating expenses, net	825,971,804	—	825,971,804
Income before financial results and taxes	215,534,585	1,148,872	216,683,457
Financial results	(35,931,287)	—	(35,931,287)
Income taxes	(62,335,356)	(287,217)	(62,622,573)
Net income	117,267,942	861,655	118,129,597

Attributable to minority interests	27,574,084	603,157	28,177,241
Attributable to equity holders of the parent	89,693,858	258,498	89,952,356
Earnings per share
Basic	0.10	0.00	0.10
Diluted	0.10	0.00	0.10

Except for the change mentioned above, there were no other standards, revised standards or interpretations that became effective during the six months period ended 30 June 2010, the adoption of which is applicable to Portugal Telecom’s financial statements.

In addition, during the six months period ended 30 June 2010, the International Accounting Standards Board (“IASB”) and the International Financial Reporting Interpretation Committee (“IFRIC”) did not issue any new standards, revised standards or interpretations that are applicable to Portugal Telecom.

4.                  Exchange rates

The foreign currency exchange rate to which Portugal Telecom is most significantly exposed is the Brazilian Real, as a result of its investment in Vivo. As at 30 June 2010 and 31 December 2009, assets and liabilities denominated in Brazilian Reais were translated to Euros using the exchange rates of 2.2082 and 2.5113, respectively. During the six month periods ended 30 June 2010 and 2009, the income statements of subsidiaries expressed in Brazilian Reais were translated to Euros using the average exchange rates of 2.3839 and 2.9214, respectively.

5.                  Segment reporting

The identification of the operating segments, which is consistent with the segments presented on the annual financial statements as at 31 December 2009, is as follows: (i) Wireline (including Retail, Wholesale and Data & Corporate); (ii) Domestic Mobile (TMN); and (iii) Brazilian Mobile (Vivo).

In the six and three month periods ended 30 June 2010 and 2009, revenues by operating segment and its contribution to the Group’s consolidated revenues were as follows:

Euro

				1H09
	1H10			(restated)
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline	970,988,722	(78,151,816)	892,836,906	965,337,452	(72,902,721)	892,434,731
Domestic Mobile - TMN (i)	689,493,440	(27,290,711)	662,202,729	737,134,713	(27,415,753)	709,718,960
Brazilian Mobile - Vivo (ii)	1,884,805,213	(184,317)	1,884,620,896	1,442,375,976	(81,013)	1,442,294,963
Revenues relating to other businesses (iii)	500,669,742	(258,115,406)	242,554,336	425,880,906	(235,322,752)	190,558,154
Group consolidated revenues			3,682,214,867			3,235,006,808

Euro

				2Q09
	2Q10			(restated)
	Standalone	Intragroup	Consolidated	Standalone	Intragroup	Consolidated
	revenues	revenues	revenues	revenues	revenues	revenues
Revenues relating to reportable segments:
Wireline	482,833,393	(38,837,098)	443,996,295	473,271,269	(35,408,877)	437,862,392
Domestic Mobile - TMN (i)	343,599,556	(14,022,894)	329,576,662	367,073,018	(13,617,863)	353,455,155
Brazilian Mobile - Vivo (ii)	1,001,435,178	151,312	1,001,586,490	738,687,207	(32,097)	738,655,110
Revenues relating to other businesses (iii)	246,691,297	(113,065,034)	133,626,263	215,459,366	(115,735,781)	99,723,585
Group consolidated revenues			1,908,785,710			1,629,696,242

(i)

The reduction in TMN’s revenues in the six and three month periods ended 30 June 2010, as compared to the same periods of last year, is primarily explained by (1) lower customer revenues (Euro 19 million and Euro 13 million, respectively), (2) lower interconnection revenues (Euro 8 million and Euro 2 million, respectively), partially as a result of the decline in mobile termination rates, and (3) lower equipment sales (Euro 17 million and Euro 10 million, respectively). The reduction in customer revenues reflects adverse economic conditions and occurred notwithstanding the increase in post paid customer revenues and higher non-SMS data revenues, on the back of increasing penetration of smartphones and wireless data cards.

(ii)

The increase in Vivo’s revenues in the six and three month periods ended 30 June 2010, as compared to the same periods of last year, was impacted by the positive effect of the appreciation of the Brazilian Real against the Euro (Euro 347 million and Euro 193 million, respectively). Excluding this effect, Vivo’s revenues increase was driven primarily by continued customer growth, reflecting an increase of 19.6% in the customer base in the six months period ended 30 June 2010, and growth in data revenues.

(iii)

The increase in revenues relating to other businesses in the six and three month periods ended 30 June 2010, as compared to the same periods of last year, is primarily explained by improved revenue performance of Dedic, PT’s contact centre and outsourcing business in Brazil, MTC (mobile operator in Namibia) and Timor Telecom, and also includes the impact of the consolidation of GPTI as from 1 March 2010 (Euro 21 million).

In the six and three month periods ended 30 June 2010 and 2009, the reconciliation between income before financial results and taxes relating to operating segments and the Group’s consolidated net income is as follows:

Euro

		1H09		2Q09
	1H10	(restated)	2Q10	(restated)
Income before financial results and taxes relating to operating segments:
Wireline (i)	111,730,269	152,174,286	52,218,476	66,023,854
Domestic Mobile - TMN (ii)	221,453,130	231,290,733	111,591,913	110,524,557
Brazilian Mobile - Vivo (iii)	124,434,883	72,093,083	75,197,596	35,460,344
Income before financial results and taxes relating to other businesses	8,202,220	13,369,921	(234,405)	4,674,702
Income before financial results and taxes	465,820,502	468,928,023	238,773,580	216,683,457
Financial losses and (gains):
Net interest expenses (Note 7)	150,480,186	144,720,158	77,638,758	72,363,228
Equity in earnings of associated companies, net (iv)	(83,920,268)	(102,201,530)	(45,155,672)	(53,512,022)
Net other financial losses (gains) (Note 8)	(25,081,634)	11,842,778	(26,158,745)	17,080,081
Income taxes (Note 9)	79,660,465	118,382,426	16,914,004	62,622,573
Consolidated net income	344,681,753	296,184,191	215,535,235	118,129,597

(i)

The decrease in the six and three month periods ended 30 June 2010, as compared to the same periods of last year, is primarily related to the continued efforts in the deployment of the pay-TV and triple-play offers, leading to (1) higher programming costs, (2) an increase in depreciation and amortization expenses related to the investments in the roll out of the IPTV service, and (3) higher customer acquisition costs and support service costs.

(ii)

The reduction in TMN’s income before financial results and taxes in the six months period ended 30 June 2010 was impacted by the decrease in operating revenues, as explained above, notwithstanding the strict cost control and strong focus on profitability of operations, which led to lower operating costs.

(iii)	The improvement in Vivo’s income before financial results and taxes is basically driven by continued customer growth, as mentioned above.
(iv)

In the six and three month periods ended 30 June 2010, the decrease in equity in earnings of associated companies is primarily explained by the impact of the depreciation of the Angolan Kwanza against the Euro between both periods (Euro 12 million and Euro 5 million, respectively) and Portugal Telecom’s share in the earnings of Médi Télécom (Euro 4 million and Euro 2 million, respectively), as this investment was disposed off at the end of 2009.

In the six and three month periods ended 30 June 2010 and 2009, capital expenditures by operating segment were as follows (Note 11):

Euro

		1H09		2Q09
	1H10	(restated)	2Q10	(restated)
Wireline	212,060,769	227,297,318	99,675,663	125,938,506
Domestic Mobile - TMN	52,560,539	57,982,391	29,067,844	33,441,984
Brazilian Mobile - Vivo	171,553,021	191,285,729	105,564,273	104,730,568
Other businesses	47,523,782	29,680,562	20,401,165	6,744,851
	483,698,111	506,246,000	254,708,945	270,855,909

The decrease in capital expenditures in the six month periods ended 30 June 2010, as compared to the same period of last year, is primarily explained by:

•             A reduction in the wireline business (Euro 15 million), as the investments in legacy network infrastructure declined in the period, notwithstanding (1) the continued efforts in the rollout of future proof infrastructures, namely FTTH, and (2) the increase in customer related capex associated with the growth in pay-TV services. Other investments, namely related to information systems and technology, also decreased as the result of Portugal Telecom’s focus on efficiency and cash flow, benefiting from significant investments made in 2008 and 2009 and from fixed-mobile integration; and

•             A reduction in the Brazilian mobile businesses (Euro 20 million), notwithstanding the impact of the appreciation of the Brazilian Real (Euro 32 million). Vivo’s capital expenditures using constant currency decreased by 26.8% and were directed towards: (1) increasing network capacity to support the accelerated growth of voice traffic in the 2G network;

(2) expanding coverage of 3G and 3.5G networks to support the growth in wireless broadband, and (3) improving network quality to continue to be the most reliable and best quality network in Brazil.

These effects were partially offset by an increase in capital expenditures from other businesses (Euro 18 million) primarily as a result of investments made in the six months period ended 30 June 2010 in the expansion of Dedic, Portugal Telecom’s contact centre and outsourcing operation in Brazil, including the construction of new sites.

A summarized statement of financial position of 50% of the assets and liabilities of Vivo as at 30 June 2010 and 31 December 2009 is presented below:

Euro

	30 Jun 2010	31 Dec 2009

Current assets	1,433,651,333	1,215,622,389
Intangible assets	3,274,481,586	2,973,562,598
Tangible assets	1,308,194,542	1,305,840,206
Deferred taxes	460,762,272	418,299,378
Other non-current assets	283,130,691	236,379,670
Total assets	6,760,220,424	6,149,704,241

Current liabilities	1,394,006,109	1,273,655,294
Medium and long-term debt	807,085,495	831,134,229
Other non-current liabilities	292,611,358	239,581,307
Total liabilities	2,493,702,962	2,344,370,830
Equity excluding minority interests	3,205,911,281	2,898,407,431
Minority interests	1,060,606,181	906,925,980
Total equity	4,266,517,462	3,805,333,411
Total liabilities and shareholders' equity	6,760,220,424	6,149,704,241

6.                  Post retirement benefits

As at 30 June 2010, the Company did not obtain an actuarial valuation to recognize post retirement benefits and therefore costs recorded during the six months period ended 30 June 2010 are based on the 31 December 2009 actuarial study, adjusted by curtailment costs incurred during that period. During the six months period ended 30 June 2010 there were no change in actuarial assumptions. The impact of an increase (decrease) by 25 bp on the discount rate actuarial assumption would be a decrease (increase) of the responsibilities for post retirement benefits by approximately Euro 92 million (Euro 97 million) as at 31 December 2009, while the impact on an increase (decrease) in the healthcare cost trend rate by 1% would be an increase (decrease) of the responsibilities for post retirement benefits by approximately Euro 57 million (Euro 47 million) as at 31 December 2009.

As at 30 June 2010, the projected benefit obligations (PBO) of Portugal Telecom’s post retirement benefits related to pensions and healthcare amounted to Euro 3,056 million, and the market value of plan assets amounted to Euro 2,179 million. In addition, Portugal Telecom has liabilities with salaries payable to suspended and pre-retired employees amounting to Euro 746 million, which are not subject to any legal funding requirement. As at 30 June 2010, Portugal Telecom had unrecognized prior years’ service gains related to unvested rights amounting to Euro 22 million and therefore net benefit obligations recorded in the statement of financial position amounted to Euro 1,645 million. During the six month periods ended 30 June 2009 and 2010, the movements occurred in benefit obligations, net of the market value of plan assets and unrecognized prior year service gains, were as follows:

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2008	879,812,824	47,745,643	907,735,413	1,835,293,880
Net periodic post retirement benefit costs	20,230,500	929,000	23,650,500	44,810,000
Work force reduction program costs	—	—	1,469,047	1,469,047
Net actuarial gains	(10,273,445)	(5,302,039)	—	(15,575,484)
Payments, contributions and reimbursements	(5,063,686)	(1,212,848)	(78,229,045)	(84,505,579)
Balance as at 30 June 2009	884,706,193	42,159,756	854,625,915	1,781,491,864

Euro

			Salaries to
			pre-retired and
	Pension	Healthcare	suspended
	benefits	benefits	employees	Total
Balance as at 31 December 2009	764,851,062	(65,540,099)	791,441,962	1,490,752,925
Net periodic post retirement benefit costs	17,962,011	(2,121,878)	19,805,000	35,645,133
Work force reduction program costs	120,332	—	5,523,737	5,644,069
Net actuarial losses	128,149,570	15,051,693	—	143,201,263
Payments, contributions and reimbursements	(35,282,540)	75,795,366	(70,360,707)	(29,847,881)
Balance as at 30 June 2010	875,800,435	23,185,082	746,409,992	1,645,395,509

Certain post retirement benefit plans have a surplus position and therefore are presented in the statement of financial position separately from those plans with a deficit position. As at 30 June 2010 and 31 December 2009, net post retirement obligations were recognized in the statement of financial position as follows:

Euro

	30 Jun 2010	31 Dec 2009
Pension plans with a deficit position	876,912,551	766,130,901
Salaries payable to pre-retired and suspended employees	746,409,992	791,441,962
Healthcare plan with a deficit position	23,185,082	768,658
Plans with a deficit position	1,646,507,625	1,558,341,521
Pension plans with a surplus position	(1,112,116)	(1,279,839)
Healthcare plans with a surplus position	—	(66,308,757)
Plans with a surplus position	(1,112,116)	(67,588,596)
	1,645,395,509	1,490,752,925

The detail of post retirement benefit costs in the six and three month periods ended 30 June 2010 and 2009 is as follows:

Euro

	1H10	1H09	2Q10	2Q09
Post retirement benefits, net
Service cost	4,074,044	3,412,500	2,037,022	1,706,250
Interest cost (i)	101,021,922	108,151,000	50,510,961	54,075,500
Expected return on plan assets (ii)	(68,482,661)	(65,807,000)	(34,241,331)	(32,903,500)
Amortization of prior years service gains	(968,172)	(946,500)	(484,086)	(473,250)
	35,645,133	44,810,000	17,822,566	22,405,000
Curtailment costs, net
Work force reduction program	5,644,069	1,469,047	983,311	641,848
Termination payments	3,595,144	2,016,969	3,077,740	999,119
	9,239,213	3,486,016	4,061,051	1,640,967

(i)

The reduction in interest cost is primarily explained by (1) the decrease in PBO occurred during 2009, following the halt of the redundancy work force programme, and (2) the reduction of the discount rate in December 2009 from 5.75% to 5.50%.

(ii)

The increase in expected return on plan assets is explained by the increase in the fair value of plan assets occurred during 2009, as a result of the performance of the plan assets and the contributions to the pension funds.

Net actuarial losses recorded in the six and three month periods ended 30 June 2010, which amounted to Euro 143,201,263 and Euro 140,750,376, respectively, and net actuarial gains recorded in the six and three month periods ended 30 June 2009, which amounted to Euro 15,575,484 and Euro 88,587,920, respectively, are related to the difference between actual and estimated return on plan assets. In the six month periods ended 30 June 2010 and 2009, the actual return on assets was 3.3% negative and 3.9% positive, respectively, as compared to the actuarial assumption of 3.0% positive.

Cash flows relating to post retirement benefits in the six month periods ended 30 June 2010 and 2009 are as follows:

Euro

	1H10	1H09
Payments of salaries to pre-retired and suspended employees	70,360,707	78,229,045
Contributions to the pension funds	34,832,620	5,063,686
Payments of pension benefits	449,920	—
Refund of excess funding in the healthcare plan	(75,000,000)	—
Payments on account of healthcare expenses net of related refunds	(795,366)	1,212,848
	29,847,881	84,505,579
Termination payments	3,595,144	2,016,969
	33,443,025	86,522,548

7.                  Net interest expenses

In the six and three month periods ended 30 June 2010 and 2009, this caption consists of (Note 5):

Euro

	1H10	1H09	2Q10	2Q09
Interest expense
Related to loans obtained and financial instruments	183,165,058	188,087,478	93,720,461	43,052,002
Other	8,100,865	4,300,933	4,361,733	1,627,385
Interest income
Related to cash and short-term investments and financial instruments	(29,105,126)	(35,849,468)	(14,089,019)	33,837,085
Other (i)	(11,680,611)	(11,818,785)	(6,354,417)	(6,153,244)
	150,480,186	144,720,158	77,638,758	72,363,228

(i)	This caption includes primarily interest income related to delayed payments from customers, and also interest income related to long-term taxes receivable of Vivo.

The increase in net interest expenses was primarily driven by the impacts of the appreciation of the Brazilian Real and the increase in the cost of debt in domestic operations, notwithstanding the decrease in Vivo’s cost of debt, following the restructuring of the debt related to the acquisition of 3G licenses undertaken in 2009.

8.                  Net other financial losses (gains)

In the six and three month periods ended 30 June 2010 and 2009, this caption consists of (Note 5):

Euro

	1H10	1H09	2Q10	2Q09
Free-standing derivatives (i)	(220,029)	(5,424,234)	(198,146)	(1,098,042)
Net foreign currency exchange losses (gains) (ii)	(39,965,802)	(2,055,324)	(36,922,242)	4,258,716
Other, net (iii)	15,104,197	19,322,336	10,961,643	13,919,407
	(25,081,634)	11,842,778	(26,158,745)	17,080,081

(i)

This caption relates to the change in the fair value of free-standing derivatives. Gains recorded in the six and three month periods ended 30 June 2009 are primarily related to the impact of the appreciation of the US Dollar against the Euro on Euro/Dollar cross currency derivatives, which were settled in April 2009.

(ii)

Gains recorded in the six and three month periods ended 30 June 2010 include a gain of Euro 32 million resulting from the transfer of a portion of accumulated foreign currency translation adjustments related to the investment in Brasilcel, following a repayment of part of this investment through share capital reductions occurred at this company.

(iii)	This caption includes mainly banking services, financial discounts and other financing costs.

9.                  Income taxes

As from 1 January 2010, following a change in tax legislation, Portugal Telecom and its subsidiaries located in Portugal are subject to Corporate Income Tax at a rate of 25%, which is increased up to a maximum of 1.5% of collectible profit through a municipal tax and by another 2.5% of collectible profit above Euro 2 million, leading to a maximum aggregate tax rate of approximately 29.0%.  In 2009, Portugal Telecom and its subsidiaries located in Portugal were subject to an aggregate tax rate of approximately 26.5%.

In the six and three month periods ended 30 June 2010 and 2009, the reconciliation between the nominal and the effective income tax is as follows:

Euro

		1H09		2Q09
	1H10	(restated)	2Q10	(restated)
Income before taxes	424,342,218	414,566,617	232,449,239	180,752,170
Statutory tax rate	29.0%	26.5%	29.0%	26.5%
	123,059,243	109,860,154	67,410,279	47,899,326
Gain resulting from a reduction in deferred tax liabilities (i)	(48,407,588)	—	(48,407,588)	—
Permanent differences (ii)	18,268,568	3,751,561	3,273,313	(649,932)
Adjustments to the provision for income taxes of the previous year	(9,937,206)	(1,846,172)	(5,386,099)	4,495,577
Change in the statutory tax rate in Portugal (iii)	(3,503,355)	—	(3,503,355)	—
Difference in tax rates	(3,408,442)	5,089,098	(2,398,665)	2,738,901
Increases and reductions in provisions for income tax contingencies	2,607,212	1,337,440	2,296,443	1,221,818
Recognition of tax losses from previous periods by certain foreign companies	—	(3,507,560)	—	—
Other	982,033	3,697,905	3,629,676	6,916,883
	79,660,465	118,382,426	16,914,004	62,622,573
Income tax (Note 5)
Income tax-current	106,445,706	109,835,635	47,165,762	51,938,432
Deferred taxes	(26,785,241)	8,546,791	(30,251,758)	10,684,141
	79,660,465	118,382,426	16,914,004	62,622,573

(i)	This gain resulted from the decrease in deferred tax liabilities related to unpaid dividends from equity investments, following a reduction in the estimated applicable tax rate from 26.5% to 10%.
(ii)

The change in this caption is primarily explained by higher expenses not deductible for tax purposes, namely depreciation and amortization expenses at the holding companies of Vivo and net interest expenses in certain other holding companies.

(iii)	This caption corresponds to the effect on deferred taxes as at 1 January 2010 of the change in the statutory tax rate applicable in Portugal.

The increase in deferred tax assets recorded in the statement of financial position is primarily explained by (1) the impact of foreign currency translation adjustments amounting to Euro 59,022,992, which relate mainly to the appreciation of the Real against the Euro, and also by (2) the tax effect of the net actuarial losses recorded in the six months period ended 30 June 2010, which was included under the consolidated statement of comprehensive income and amounted to a gain of Euro 37,948,335. These effects were partially offset by a reduction in deferred tax assets related to post retirement benefits as a result of payments and contributions made during the period.

The decrease in deferred tax liabilities recorded in the statement of financial position is primarily explained by the gain of Euro 48,407,588 included in the table above, which was partially offset primarily by: (1) the impact of foreign currency translation adjustments amounting to Euro 26,494,989, which relate mainly to the appreciation of the Real and the US Dollar against the Euro; and (2) the recognition of a deferred tax liability amounting to Euro 15,143,542, which was recognized directly in shareholders’ equity and corresponds to the tax effect associated with the equity component of the exchangeable bond obtained by Portugal Telecom in 2007 (the recognition of this deferred tax liability resulted from changes occurred in the Portuguese tax legislation in 2010).

10.           Earnings per share and dividends

Earnings per share for the six and three month periods ended 30 June 2010 and 2009 were computed as follows:

Euro

			1H09		2Q09
		1H10	(restated)	2Q10	(restated)
Net income attributable to equity holders of the parent	(1)	264,494,204	256,576,354	164,178,456	89,952,356
Financial costs related to exchangeable bonds (net of tax)	(2)	14,207,165	15,026,435	7,113,202	7,525,614
Net income considered in the computation of the diluted earnings per share	(3)	278,701,369	271,602,789	171,291,658	97,477,970
Weighted average common shares outstanding in the period	(4)	875,872,500	875,872,500	875,872,500	875,872,500
Effect ot the exchangeable bonds		64,655,172	64,655,172	64,655,172	64,655,172
	(5)	940,527,672	940,527,672	940,527,672	940,527,672
Earnings per share attributable to equity holders of the parent
Basic	(1)/(4)	0.30	0.29	0.19	0.10
Diluted	(3)/(5)	0.30	0.29	0.18	0.10

On 16 April 2010, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2009, totaling an amount of Euro 503,626,688 (Note 13), which was paid in May 2010.

On 27 March 2009, the Annual General Meeting of Portugal Telecom approved the proposal of the Board of Directors to distribute a dividend of Euro 57.5 cents per share relating to year 2008, totaling an amount of Euro 503,626,688 (Note 13), which was paid in April 2009.

11.           Tangible and intangible assets

As at 30 June 2010 and 31 December 2009, the balances of tangible and intangible assets are as follows:

Euro

		31 Dec 2009
	30 Jun 2010	(restated)
Tangible assets	4,894,544,647	4,843,868,200
Intangible assets
Licenses and other rights	2,986,664,055	2,872,628,363
Goodwill	1,333,342,663	1,162,224,812
Other intangible assets	42,999,288	39,450,023
	4,363,006,006	4,074,303,198
	9,257,550,653	8,918,171,398

The increase in the carrying amount of tangible and intangible assets is primarily explained by: (1) capital expenditures incurred in the period amounting to Euro 483,698,111 (Note 5); (2) positive currency translation adjustments totaling Euro 607,499,529, which relate primarily to the appreciation of the Real against the Euro during the period; and (3) the goodwill recorded in connection with the acquisition of GPTI amounting to Euro 46,118,894 (Note 2). These effects were partially offset by depreciation and amortization costs of Euro 773,001,281 recognized in the six months period ended 30 June 2010.

During the six and three month periods ended 30 June 2010 and 2009, depreciation and amortization costs and capital expenditures were as follows:

Euro

		1H09		2Q09
	1H10	(restated)	2Q10	(restated)
Depreciation and amortization costs
Tangible assets	584,058,200	489,510,260	299,429,048	247,587,220
Intangible assets	188,943,081	177,557,314	95,794,847	93,940,193
	773,001,281	667,067,574	395,223,895	341,527,413
Capital expenditures (Note 5)
Tangible assets	417,620,362	391,332,746	209,497,409	216,250,163
Intangible assets	66,077,749	114,913,254	45,211,536	54,605,746
	483,698,111	506,246,000	254,708,945	270,855,909

Other capital expenditures	—	11,500,000	—	11,500,000
	483,698,111	517,746,000	254,708,945	282,355,909

The increase in depreciation and amortization costs in the six and three month periods ended 30 June 2010, over the same periods of last year, reflects primarily: (1) the impact of the appreciation of the Brazilian Real (Euro 79 million and Euro 43 million, respectively), and (2) higher amortization costs at wireline in Portugal (Euro 21 million and Euro 12 million, respectively), as a result of the investments in the rollout of the Pay-TV service.

As at 30 June 2010, the Group had assumed commitments for the acquisition of fixed assets and inventories amounting to Euro 103 million and Euro 98 million, respectively.

12.           Debt

As at 30 June 2010 and 31 December 2009, Portugal Telecom’s gross debt amounted respectively to Euro 8,094,364,475 and Euro 7,046,048,028 as follows:

Euro

	30 Jun 2010		31 Dec 2009
	Current	Non-current	Current	Non-current
Exchangeable bonds	—	709,847,461	—	705,558,383
Bonds	—	4,688,740,826	41,811,014	4,734,508,969
Bank loans
External loans	339,398,821	1,550,522,727	244,145,559	1,027,450,534
Domestic loans	213,592	—	167,295	—
Other loans
Commercial paper	516,726,829	—	—	—
External loans	387,456	—	47,195	—
Liability related to equity swaps on treasury shares	178,071,827	—	178,071,827	—
Leasings	33,715,204	76,739,732	30,289,010	83,998,242
	1,068,513,729	7,025,850,746	494,531,900	6,551,516,128

During the six months period ended 30 June 2010, the increase in gross debt is primarily explained by:

•            The amount of Euro 517 million used by Portugal Telecom as at 30 June 2010 under short-term commercial paper programmes, with maturity in July 2010 and interest at an annual average rate of 1.0%. At 31 December 2009, the Company was not using any amount under these programmes;

•             The increase in the amount drawn under revolving credit facilities, from Euro 200 million as at 31 December 2009 to Euro 500 million as at 30 June 2010; and

•             The impact of the appreciation of the Brazilian Real against the Euro in the six months period ended 30 June 2010 (Euro 125 million).

These effects were partially offset by the repayment of a non-convertible bond issued by Vivo Participações in January 2009 amounting to 210 million Brazilian Reais (Euro 44 million).

During the six months period ended 30 June 2010, except for the above mentioned, Portugal Telecom did not issue any new bonds or exchangeable bonds, neither has repaid any bonds outstanding as at 31 December 2009. Additionally, except for the above mentioned, Portugal Telecom did not obtain any other significant new facilities or issued relevant amounts of notes, and the repayments of bank loans and debt were made in line with previous disclosed repayment terms.

The undrawn amount of Portugal Telecom’s committed commercial paper lines (Euro 423 million) and standby facilities (Euro 565 million) plus the amount of cash available in its domestic operations (Euro 1,591 million) totaled Euro 2,579 million as at 30 June 2010, as compared to Euro 2,864 million at 2009 year-end.

During the six months period ended 30 June 2010, there were no relevant changes in Portugal Telecom’s covenants related to its indebtedness, which were fully complied with as at such date.

13.           Statement of cash flows

(a)          Payments relating to income taxes - The increase in this caption is primarily related to higher payments at Vivo, following the improvement in its earnings and the impact of the appreciation of the Brazilian Real.

(b)         Payments relating to indirect taxes and other - This caption includes primarily payments related to the expenses recorded in the income statement caption “Indirect taxes”, which mainly comprises spectrum fees paid by TMN and Vivo, and also payments and collections of Value Added Tax in Portugal. The increase occurred in the six months period ended 30 June 2010, over the same period of last year, is mainly due to higher payments at Vivo, namely related to the annual Fistel fees (Euro 40 million).

(c)          Cash receipts resulting from dividends — During the six month periods ended 30 June 2010 and 2009, cash receipts resulting from dividends were as follows:

Euro

	1H10	1H09
Unitel (i)	44,087,222	60,347,754
CTM	8,347,332	7,887,108
Other	349,869	264,697
	52,784,423	68,499,559

(i)             Dividends received from Unitel in the six months period ended 30 June 2010 are related to the year 2008 and correspond to US$ 60 million of a total dividends amounting to US$ 150 million, of which US$ 90 million had already been received in the fourth quarter of 2009. Dividends received from Unitel in the six months period ended 30 June 2009 are related to the year 2007 and correspond to $US 80 million.

(d)         Loans - Cash receipts resulting from loans obtained and cash payments resulting from loans repaid relate basically to commercial paper and other bank loans which are regularly renewed.

In the six months period ended 30 June 2010, cash receipts from loans obtained, net of cash payments resulting from loans repaid, amounted to Euro 880,630,650 and are basically related to the increase in the level of usage of short-term commercial paper programmes and certain revolving credit facilities, as explained in detail in Note 12.

In the six months period ended 30 June 2009, cash receipts from loans obtained net of cash payments from loans repaid amounted to Euro 693,222,367, primarily explained by: (i) Eurobonds issued by PT Finance amounting to Euro 1,300 million; (ii) floating rate notes issued by PT Finance amounting to Euro 50 million; (iii) bonds issued by Vivo Participações amounting to Euro 35 million; and (iv) an increase of Euro 550 million in the usage of certain standby facilities entered into by PT Finance. These effects were partially offset mainly by: (i) the repayment in April 2009 of the outstanding bonds issued by PT Finance in April 1999 (Euro 879.5 million); (ii) the decrease in the commercial paper outstanding (Euro 173 million); and (iii) the repayment of several external loans obtained by Vivo.

(e)          Increases in share capital and paid-in surplus - In the six months period ended 30 June 2009, this caption relates basically to the contribution of the minority shareholders to a share capital increase occurred at Vivo Participações in February 2009.

(f)            Other financing activities - In the six months period ended 30 June 2010, cash receipts resulting from other financing activities relate primarily to the settlement of cross currency derivatives by Vivo. In the six months period ended 30 June 2009, cash payments resulting from other financing activities relate primarily to the settlement of an Euro-Dollar cross currency derivative by Portugal Telecom amounting to Euro 37.6 million, while cash receipts relate mainly to the settlement of Real-Dollar cross currency derivates by Vivo.

(g)         Payments resulting from dividends - During the six month periods ended 30 June 2010 and 2009, dividends paid were as follows:

Euro

	1H10	1H09
Portugal Telecom (Note 10)	503,626,688	503,626,688
Vivo	32,245,767	20,640,126
MTC	13,178,465	—
Cabo Verde Telecom	6,495,346	14,017,718
Africatel	5,549,000	5,100,000
Timor Telecom	4,678,575	4,075,043
Other	1,611,807	1,609,758
	567,385,648	549,069,333

14.           Related parties

a) Associated companies and jointly controlled entities

Balances as at 30 June 2010 and 31 December 2009 and transactions occurred during the six month periods ended 30 June 2010 and 2009 between Portugal Telecom and associated companies and jointly controlled entities (related to the 50% share not owned by Portugal Telecom in Brasicel) are as follows:

Euro

	Accounts receivable		Accounts payable		Loans granted
Company	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009	30 Jun 2010	31 Dec 2009
Vivo	28,229,445	21,457,605	625,758	482,948	—	—
Other international companies:
Unitel (i)	158,276,364	54,117,992	6,773,555	6,336,992	—	—
Multitel	5,835,992	5,311,686	594,692	420,208	904,023	892,378
CTM	—	223,513	320,016	61,075	—	—
Other	1,966,740	1,991,467	191,416	482,915	—	73,849
Domestic companies:
Páginas Amarelas	7,927,319	6,329,784	21,476,535	23,568,950	—	—
Caixanet	—	256,076	37,629	—	—	—
PT-ACS	—	469,509	2,335,446	540,364	—	—
Sportinveste Multimédia	990,705	880,605	445,415	404,519	35,318,668	35,318,668
Other	10,105,211	8,741,400	522,034	936,785	7,361,189	7,249,389

	213,331,776	99,779,637	33,322,496	33,234,756	43,583,880	43,534,284

(i)                  Accounts receivable from Unitel as at 30 June 2010 include dividends of US$ 175 million (Euro 143 million) related to the 2009 earnings. As at 31 December 2009, accounts receivable from Unitel include dividends of US$ 60 million (Note 13.c)) related to the 2008 earnings, which were received in the six months period ended 30 June 2010.

Euro

	Costs		Revenues		Interest charged
Company	1H10	1H09	1H10	1H09	1H10	1H09
Vivo	960,350	509,386	34,970,574	26,948,315	—	—
Other international companies:
Unitel	6,267,340	6,071,276	7,354,651	8,127,509	—	64,841
Multitel	—	59,841	557,167	486,596	—	—
CTM	69,893	97,729	77,702	276,890	—	—
Other	213,761	811,329	227,319	375,571	—	—
Domestic companies:
Páginas Amarelas	27,163,846	30,516,349	1,779,463	1,637,994	—	—
PT-ACS	2,808,463	2,129,197	415,468	288,789	—	—
Sportinveste Multimédia	692,940	648,491	45,269	66,798	42,190	119,171
Caixanet	140,591	118	—	5,124,120	—	—
Other	614,119	821,429	8,460,323	11,132,766	55,631	39,083

	38,931,303	41,665,145	53,887,936	54,465,348	97,821	223,095

The terms and contractual conditions in agreements entered into by Portugal Telecom and its subsidiaries with the companies mentioned above are similar to those applicable to other independent entities in similar transactions. Activities developed in connection with those agreements include mainly:

•                      Call center services rendered by Dedic to Vivo; and

•                      Expenses incurred by PT Comunicações related to services rendered by Páginas Amarelas in connection with the agreement entered into by both entities, under which Páginas Amarelas is responsible for the production, publishing and distribution of PT Comunicações’ telephone directories, as well as for selling advertising space in the directories.

b) Shareholders

Some of the qualified shareholders of Portugal Telecom are financial institutions and, in the ordinary course of business, Portugal Telecom entered into various transactions with those entities. In addition, Visabeira (a service provider to Portugal Telecom’s wireline business) and Controlinveste (a media company) are also major shareholders of Portugal Telecom. Transactions occurred during the six months period ended 30 June 2010 and balances as at 30 June 2010 between Portugal Telecom and its major shareholders are as follows (including VAT):

Euro

	Sales and	Supplies and
	services rendered	services provided	Net interest
	by Portugal	to Portugal	received	Accounts	Accounts
Company	Telecom	Telecom	(paid)	receivable	payable
Caixa Geral de Depósitos	14,427,458	3,116,794	(1,730,261)	8,199,087	752,959
BES	9,869,168	11,715,686	6,595,192	4,637,050	2,415,677
Visabeira	3,216,683	49,999,140	—	1,158,260	12,223,357
Controlinveste	2,993,386	20,530,412	—	1,579,182	4,278,476
Barclays	184,556	2,540	(658,975)	44,204	—
Ongoing	168,366	1,274,526	—	489,450	462,529
Deutsche Bank	47,544	16,952	(122,458)	30,942	—
	30,907,161	86,656,050	4,083,498	16,138,175	20,132,998

The terms and contractual conditions in agreements entered into by Portugal Telecom and its shareholders are similar to those applicable to other independent entities in similar transactions. Under these agreements, the financial institutions listed above rendered financial consultancy and insurance services to Portugal Telecom.

In connection with the incorporation of Brasilcel, Portugal Telecom and Telefónica entered into a strategic agreement, which allows Portugal Telecom to acquire up to 1.5% of Telefónica’s share capital and Telefónica to acquire up to 10% of Portugal Telecom’s share capital. As at 30 June 2010, Telefónica held 2.0% of Portugal Telecom’s share capital as indicated by this company on 23 June 2010. However, CMVM has informed the market on 28 June 2010 that the voting rights pertaining to the shares subject to equity swap contracts should continue to be attributed to Telefónica. To date, the CMVM did not disclose any final decision nor did Telefónica communicate to PT any change or correction as regards that qualified holding.

Portugal Telecom entered into a Joint Venture Agreement with Telefónica to manage Vivo and is party to certain international traffic agreements with Telefónica Group companies, which have substantially the same conditions as similar agreements with independent parties.

Pensions and healthcare funds, which were incorporated to cover the Company’s post retirement benefit plans (Note 6), are managed in accordance with an investment guideline issued by Portugal Telecom. The portfolio of assets held by these funds includes shares, bonds and other investments from our shareholders, and also investments in real estate rented to the Group. As at 30 June 2010, the total exposure of these investments to Portugal Telecom, Telefónica, BES and Ongoing was Euro 339 million, Euro 136 million, Euro 102 million and Euro 75 million, respectively.

c) Other

During the six month periods ended 30 June 2010 and 2009, fixed remunerations of executive and non-executive board members, which were established by the Remunerations Committee, are as follows:

Euro

	1H10	1H09
Executive board members	1,626,229	1,512,896
Non-executive board members	703,575	710,089
Audit Committee	290,857	302,132
	2,620,661	2,525,117

The change in fixed remuneration of the Executive Committee is related to the increase occurred in March 2009 from 4 executive board members to 7 executive board members and to the subsequent reduction in March 2010 to 5 executive board members.

Under the terms of the remuneration policy established by the Remunerations Committee, executive board members are entitled to receive annual variable remuneration related to the performance achieved in the year and payable in the following year, and multi-annual variable remuneration for the performance achieved during the term of office and payable at the end of that period. On an annual basis, Portugal Telecom recognizes an accrual for the annual and multi-annual variable remuneration. In the six months period ended 30 June 2010, the annual variable remuneration of 2009 paid to the seven executive board members amounted to Euro 3,524,285, as compared to the annual variable remuneration of 2008 amounting to Euro 2,247,571 paid to the four executive board members in the six months period ended 30 June 2009. In the six months period ended 30 June 2010, there were no payments related to the multi-annual variable remuneration, related to the 2009-2011 term of office.

In the six months period ended 30 June 2010, Portugal Telecom paid a total amount of Euro 1,797,544 to two executive board members that resigned their offices in March 2010, which is related to their remunerations up to the term of office and the compensation for a non-competition pact paid to one of the board members.

In addition to the above mentioned remunerations, executive board members are also entitled to fringe benefits that are primarily utilized in their daily functions, in connection with a policy defined for the Group. As at 30 June 2010, there were no board members entitled to post retirement benefits under the plans of PT Comunicações, and there was no share based payment program or termination benefit in place.

During the six month periods ended 30 June 2010 and 2009, fixed remuneration of key employees of Portugal Telecom’s management amounted to Euro 3.5 million and the variable remuneration amounted to Euro 3.4 million and Euro 4.0 million, respectively.

One of Portugal Telecom’s non-executive board members is also executive director of “Heidrick & Struggles - Consultores de Gestão, Lda”, which on the normal course of business rendered consultancy services to Portugal Telecom amounting to approximately Euro 0.8 million (excluding VAT) in the six months period ended 30 June 2010.

15.           Subsequent events

On 28 July 2010, following an agreement reached with Telefónica, the Board of Directors of Portugal Telecom approved the sale of its 50% stake in Brasilcel N.V. to Telefónica for a total consideration of Euro 7.5 billion, of which (1) Euro 4.5 billion will be paid on the final closing of this transaction (no later than 60 days following this approval), (2) Euro 1 billion will be paid on 30 December 2010, and (3) Euro 2 billion will be paid by no later than 31 October 2011. This sale will generate a capital gain that is not yet fully quantified. Under this agreement, Telefónica shall use its best efforts to analyse the purchase from Portugal Telecom of all its the shares in Dedic, S.A., which is Portugal Telecom’s contact center operation in Brazil that provides services to Vivo. Portugal Telecom and Telefónica shall attempt to reach an agreement on the purchase price to be paid by Telefónica for the shares of Dedic, based on either a due diligence process or independent valuations undertaken by two international banks.

On 28 July 2010, Portugal Telecom, Andrade Gutierrez Participações, S.A. and LF Tel, S.A., two of the main shareholders of Telemar Participações, S.A., entered into a Memorandum of Understanding (MoU) that sets the principles for the development of a strategic partnership between Portugal Telecom and Oi Group. Through this MoU, Portugal Telecom expects to achieve a total direct and indirect economic ownership of 22.38% in Oi Group with a maximum estimated investment of R$ 8.4 billion. Portugal Telecom will have a relevant role in the management of Telemar Participações and its subsidiaries, including the right to appoint two directors at the board of Telemar Participações (one being an alternate member) and two directors at the board of Tele Norte Leste Participações. Oi Group is the leading provider of telecommunication services in the Brazilian market and the largest fixed telecommunications operator in South America in terms of active clients.

Independent auditors report

Deloitte & Associados, SROC S.A.

Inscrição na OROC n° 43

Registo na CMVM n° 231

Edificio Atrium Saldanha

Praça Duque de Saldanha, 1 - 6°

1050-094 Lisboa

Portugal

Tel: +(351) 210 427 500

Fax: +(351) 210 427 950

www.deloitte pt

LIMITED REVIEW REPORT ON THE HALF YEAR CONSOLIDATED FINANCIAL INFORMATION
PREPARED BY AN AUDITOR REGISTERED IN THE SECURITIES MARKET COMMISSION
(COMISSÃO DO MERCADO DE VALORES MOBILIÁRIOS)

(Translation of a report originally issued in Portuguese)

Introduction

1.               For the purposes of the Securities Market Code (Código dos Valores Mobiliários) we hereby present our limited review report on the consolidated financial information of Portugal Telecom, SGPS, S.A. (“the Company”) and its subsidiaries, for the six months period ended 30 June 2010 included in the Board of Directors’ Report, in the consolidated statement of financial position (that presents a total of 16.317.294.523 Euros and shareholders’ equity of 2.667.114.826 Euros, including a consolidated net profit attributable to shareholders of the Company of 264.494.204 Euros), in the consolidated statements of income and of comprehensive income, of changes in shareholders’ equity and of cash flows for the six months period then ended and in the corresponding notes.

2.               The amounts in the financial statements, as well as the additional financial information, were extracted from the accounting records of the companies included in the consolidation, subsequently adjusted in the consolidation process to be in accordance with the International Financial Reporting Standards as endorsed by the European Union (“IAS/IFRS”).

Responsibilities

3.               The Company’s Board of Directors is responsible for: (i) the preparation of consolidated financial information that presents a true and fair view of the financial position of the companies included in the consolidation, the consolidated results and comprehensive income of their operations, the changes in consolidated shareholders’ equity and their consolidated cash flows; (ii) the preparation of historical financial information in accordance IAS/IFRS for Interim Financial Statements (IAS 34 - Interim Financial Reporting) and that is complete, true, actual, clear, objective and licit, as required by the Securities Market Code; (iii) the adoption of adequate accounting policies and criteria; (iv) the maintenance of an appropriate system of internal control; and (v) informing of any significant facts that have influenced their operations, financial position, results or comprehensive income.

4.               Our responsibility is to verify the financial information contained in the documents referred to above, namely if, in all material respects, it is complete, true, actual, clear, objective and licit, as required by the Securities Market Code, and issue a professional and independent report which provides moderate assurance on that financial information, based on our work.

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu and its member firms.

Tipo : Sociedade Civil sob a forma Comercial | Capital Social : 500,000,00 Euros | Matricula C.R.C de Lisboa e NIPC : 501 776 311

Sede : Edificio Atrium Saldanha, Praça Daque de Saldanha, 1 - 6°, 1050-094 Lisboa | Porto : Bom Sucesso Trade Center, Praça do Bom Sucesso 61 - 13°, 4150-146 Porto

Member of Deloitte Touche Tohmatsu

Scope

5.               Our work had the objective of obtaining moderate assurance about whether the financial information referred to above is exempt from material misstatements. Our work was performed in accordance with the Technical Review/Audit Standards (“Normas Técnicas e as Directrizes de Revisão/Auditoria”) issued by the Portuguese Institute of Statutory Auditors (“Ordem dos Revisores Oficiais de Contas”), was planned in accordance with that objective and consisted principally of enquiries and analytical procedures to review: (i) the reliability of the assertions included in the consolidated financial information; (ii) the adequacy of the accounting policies adopted, taking into consideration the circumstances and their consistent application; (iii) the applicability of the going concern concept; (iv) the presentation of the consolidated financial information; and (v) if, in all material respects, the consolidated financial information is complete, true, actual, clear, objective and licit , as required by the Securities Market Code.

6.               Our work also included verifying the consistency of the consolidated financial information included in the Board of Directors’ Report with the remaining documents referred to above.

7.               We believe that our work provides a reasonable basis for issuing this Limited Review Report on this half year consolidated information.

Opinion

8.               Based on our work, which was performed with the objective of obtaining moderate assurance, nothing came to our attention that leads us to believe that the consolidated financial information for the six months period ended 30 June 2010, referred to in paragraph 1 above of Portugal Telecom, SGPS, S.A. and its subsidiaries, is not exempt from material misstatements that affect its conformity with International Financial Reporting Standards as endorsed by the European Union for Interim Financial Statements (IAS 34), applied consistently with the previous period, and that, in accordance with the definitions included in the standards referred to in paragraph 5 above, is not complete, true, actual, clear, objective and licit.

Lisbon, 5 August 2010

/s/ João Luís Falua Costa da Silva
Deloitte & Associados, SROC S.A.
Represented by João Luís Falua Costa da Silva

Glossary

ADR	American Depositary Receipt. Depositary certificate listed and traded on the New York Stock Exchange in representation of a foreign share. 1 PT ADR = 1 PT share.

ADSL	Asymmetric Digital Subscriber Line. Technology that allows high volume data transmission (broadband) over traditional phone lines.

ARPU	Average Revenue per User. Monthly average service revenues per average number of users in the period.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

CCPU	Cash Cost Per User. CCPU = monthly average operating costs minus provisions, depreciation and amortization, and cost of equipment sales, per average number of users in the period.

CDMA	Code Division Multiple Access. Wireless interface technology for mobile networks based on spectral spreading of the radio signal and channel division by code domain.

CRM	Customer Relationship Management.

Curtailment costs	Work force reduction programme costs.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

Euronext Lisbon	The domestic stock market upon which PT shares are listed and traded.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid — payments related with PRB — income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fiber-to-the-home. Next generation network that brings fibre to the customer premises.

GAAP	Generally Accepted Accounting Principles.

Gearing ratio	Gearing ratio = net debt / (net debt + equity).

Goodwill	Goodwill is the excess amount that results if an acquisition cost is higher than the book value of the acquired asset.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The new international accountancy standards introduced as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period.

NYSE	New York Stock Exchange.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Pay to basic ratio	Pay to basic ratio = total premium subscriptions per number of Pay TV customers.

PRB	Post Retirement Benefits Costs.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SEC	US Securities and Exchange Commission. The US regulator for capital markets.

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Triple-play Offer	Integrated offer of voice, television and Internet services.

VoD	Video-on-demand. System that allows users to select and watch videos.

3G

3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

Board of Directors

Chairman	CEO	Non-executive officers
Henrique Granadeiro	Zeinal Bava	José Maria Alvarez-Pallete Lopéz
	Executive officers	Francisco Manuel Marques Bandeira
	Luís Pacheco de Melo	José Guilherme Xavier de Basto
	Carlos Alves Duarte	Santiago Fernández Valbuena
	Manuel Rosa da Silva	João Manuel de Mello Franco
	Shakhaf Wine	Joaquim Aníbal Brito Freixial de Goes
Mário João de Matos Gomes
Gerald Stephen McGowan
Rafael Luís Mora Funes
Maria Helena Nazaré
Amílcar Carlos Ferreira de Morais Pires
Francisco Teixeira Pereira Soares
Jorge Humberto Correia Tomé
Paulo José Lopes Varela
Milton Almicar Silva Vargas
Nuno Rocha dos Santos de Almeida e Vasconcellos

Key figures

Consolidated financial highlights	Euro million

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Operating revenues	1,908.8	1,629.7	17.1%		3,682.2	3,235.0	13.8%
Operating costs, excluding PRBs and D&A	1,245.1	1,034.2	20.4%		2,385.2	2,036.6	17.1%
EBITDA (1)	663.6	595.5	11.4%		1,297.0	1,198.4	8.2%
Income from operations (2)	250.6	231.5	8.2%		488.4	486.5	0.4%
Net income	164.2	90.0	82.5%		264.5	256.6	3.1%
Capex (3)	254.7	282.4	(9.8)%		483.7	506.2	(4.5)%
Capex as % of revenues (%)	13.3	17.3	(4.0	)pp	13.1	15.6	(2.5	)pp
EBITDA minus Capex	408.9	313.1	30.6%		813.3	692.1	17.5%
Free cash flow	174.8	226.7	(22.9)%		117.9	134.9	(12.6)%
Net debt	6,092.8	6,156.2	(1.0)%		6,092.8	6,156.2	(1.0)%
After-tax unfunded PRB obligations	1,192.9	1,291.4	(7.6)%		1,192.9	1,291.4	(7.6)%
EBITDA margin (%) (4)	34.8	36.5	(1.8	)pp	35.2	37.0	(1.8	)pp
Net debt / EBITDA (x)	2.3	2.6	(0.3	)x	2.3	2.6	(0.2	)x
EBITDA / net interest (x)	8.5	8.2	0.3	x	8.6	8.3	0.3	x
Basic earnings per share	0.19	0.10	82.5%		0.30	0.29	3.1%
Diluted earnings per share (5)	0.18	0.10	90.4%		0.30	0.29	2.6%

(1) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (2) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (3) Excludes additional commitments under the terms of the UMTS licence (Euro 11.5 million in 1H09). (4) EBITDA margin = EBITDA / operating revenues. (5) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

Wireline operating data

	2Q10	2Q09	y.o.y	1H10	1H09	y.o.y
Main accesses (‘000)	4,734	4,426	7.0%	4,734	4,426	7.0%
Retail accesses	4,345	4,001	8.6%	4,345	4,001	8.6%
PSTN/ISDN	2,710	2,777	(2.4)%	2,710	2,777	(2.4)%
Traffic-generating lines	2,599	2,625	(1.0)%	2,599	2,625	(1.0)%
Carrier pre-selection	111	153	(27.3)%	111	153	(27.3)%
ADSL retail	933	781	19.5%	933	781	19.5%
TV customers	702	443	58.6%	702	443	58.6%
Wholesale accesses	389	425	(8.5)%	389	425	(8.5)%
Unbundled local loops	273	309	(11.6)%	273	309	(11.6)%
Wholesale line rental	64	66	(3.1)%	64	66	(3.1)%
ADSL wholesale	53	51	3.1%	53	51	3.1%
Net additions (‘000)	60	57	4.9%	147	128	14.6%
Retail accesses	66	52	26.8%	156	137	13.9%
PSTN/ISDN	(22)	(35)	36.6%	(36)	(65)	44.2%
Traffic-generating lines	(11)	(25)	53.9%	(13)	(44)	69.2%
Carrier pre-selection	(11)	(11)	(3.6)%	(23)	(22)	(6.0)%
ADSL retail	32	29	10.7%	71	71	(0.7)%
TV customers	57	59	(3.4)%	122	131	(7.2)%
Wholesale accesses	(6)	5	(219.1)%	(9)	(8)	(3.5)%
Unbundled local loops	(6)	8	(175.1)%	(8)	3	n.m.
Wholesale line rental	(0)	(3)	86.8%	0	(10)	101.4%
ADSL wholesale	0	1	(80.7)%	(1)	(2)	32.3%
Retail RGU per access (1)	1.60	1.44	11.3%	1.60	1.44	11.3%
ARPU (Euro)	30.1	29.9	0.8%	30.2	29.9	0.9%
Total traffic (million minutes)	2,730	2,773	(1.5)%	5,454	5,619	(2.9)%
Retail traffic	1,143	1,169	(2.2)%	2,309	2,382	(3.0)%
Wholesale traffic	1,587	1,604	(1.0)%	3,145	3,237	(2.9)%
Employees	6,574	6,349	3.5%	6,574	6,349	(3.5)%

(1) Retail accesses per PSTN/ISDN line.

Domestic mobile operating data (1)

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Customers (‘000)	7,269	6,969	4.3%		7,269	6,969	4.3%
Net additions (‘000)	5	21	(76.5)%		16	36	(55.1)%
Total traffic (million minutes)	2,625	2,417	8.6%		5,133	4,660	10.2%
MOU (minutes)	121	116	3.6%		118	112	5.0%
ARPU (Euro)	14.6	16.0	(8.8)%		14.7	16.0	(8.6)%
Customer	12.7	13.9	(8.9)%		12.7	13.8	(7.8)%
Interconnection	1.7	1.8	(9.4)%		1.7	2.0	(13.8)%
Data as % of service revenues (%)	25.0	22.6	2.5	pp	24.2	22.7	1.5	pp
SARC (Euro)	29.1	36.5	(20.2)%		27.8	37.6	(26.0)%
Employees	1,016	1,100	(7.6)%		1,016	1,100	(7.6)%

(1) Includes MVNO subscribers.

Brazilian mobile operating data (1)

	2Q10	2Q09	y.o.y		1H10	1H09	y.o.y
Customers (‘000)	55,977	46,819	19.6%		55,977	46,819	19.6%
Market share (%)	30.2	29.3	0.9	pp	30.2	29.3	0.9	pp
Net additions (‘000)	2,028	1,178	72.2%		4,233	1,874	125.8%
Total traffic (million minutes)	18,743	11,022	70.1%		37,160	21,448	73.3%
MOU (minutes)	114	80	42.4%		115	78	47.0%
ARPU (R$)	25.0	27.0	(7.2)%		24.9	27.1	(8.1)%
Customer	16.1	16.5	(2.3)%		15.8	16.4	(3.5)%
Interconnection	8.7	10.3	(15.1)%		8.9	10.5	(15.1)%
Data as % of service revenues (%)	19.4	12.5	6.9	pp	18.5	12.4	6.1	pp
SARC (R$)	71.9	87.6	(17.9)%		69.0	97.0	(28.9)%
Employees	13,266	8,250	60.8%		13,266	8,250	60.8%

(1) Operating data calculated using IFRS. 2Q09 and 1H109 was restated for comparison purposes.

Addicional information to shareholders

Listing

PT shares are listed on the Euronext Stock Exchange (symbol: PTC.LS) and the New York Stock Exchange, as ADRs-American Depository Receipts (symbol: PT). One ADR represents one ordinary share. The company’s share capital, as at 30 June 2010, comprised 896,512,500 shares with a par value of 3 cents each, with 896,512,000 shares listed on the Euronext and the New York Stock Exchange. There were 32,122,234 ADRs registered on the same date, representing 3.6% of PT’s total share capital.

The number of shares outsanding adjusted for the 20.64mn own shares held through equity swaps was 876 million.

Stock market data

	1H10	1H09
As at 30 June
Share capital (Euro)	26,895,375	26,895,375
Number of shares issued	896,512,500	896,512,500
Number of shares outstanding	875,872,500	875,872,500
Price (Euro)	8.180	6.971
Market capitalisation (Euro million)	7,333	6,250

Price / transactions
High (Euro)	8.934	7.070
Low (Euro)	6.480	5.479
Volume (million of shares)	622	370
Traded Value (Euro million)	4,997	2,288

Performance
Portugal Telecom	(3.9)%	14.8%
PSI-20	(16.5)%	12.1%
DJ Stoxx Telecom Europe	(7.2)%	(6.6)%

Financial timetable 2010

4 March

Full year results 2009

16 April

Annual General Shareholders’ Meeting

Form 20-F filing with the SEC

6 May

First quarter results 2010

5 August

First half results 2010

Contacts

Investor relations

Nuno Vieira

Investor Relations Director

Portugal Telecom

Avenida Fontes Pereira de Melo, 40

1069 - 300 Lisboa, Portugal

Tel: +351 21 500 1701

Fax: +351 21 500 0800

E-mail: nuno.t.vieira@telecom.pt

Shareholders, investors, analysts and other interested parties should send their requests for information and clarifications (annual and half year reports, Form 20-F, press releases, etc).

Depositary bank

The Bank of New York

ADR Division

101 Barclay Street, 22nd Floor

New York, NY 10286, USA

Tel: +1 212 815 2367

Fax: +1 212 571 3050

Holders of ADRs may also request additional information directly from PT’s depositary bank for ADRs in New York.

Website

All publications and communications, in addition to information on the company’s products, services and business are also available at www.telecom.pt

Registered office

Portugal Telecom, SGPS, SA

Avenida Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

Tel: +351 21 500 2000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.